UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No.    )

PARDES BIOSCIENCES, INC.

(Name of Subject Company)

PARDES BIOSCIENCES, INC.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

69945Q105

(CUSIP Number of Class of Securities)

Thomas G. Wiggans

Chief Executive Officer

Pardes Biosciences, Inc.

2173 Salk Avenue, Suite 250

PMB#052

Carlsbad, California 92008

(415) 649-8758

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Douglas N. Cogen Ethan A. Skerry Ran D. Ben-Tzur Jennifer J. Hitchcock Fenwick & West LLP 555 California Street San Francisco, California 94104 (415)-875-2300	Elizabeth H. Lacy General Counsel and Corporate Secretary Pardes Biosciences, Inc. 2173 Salk Avenue, Suite 250 PMB#052 Carlsbad, California 92008 (415) 649-8758

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION

Name and Address.

The name to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is Pardes Biosciences, Inc., a Delaware corporation (“Pardes” or the “Company”). The address of Pardes’ principal executive office is 2173 Salk Avenue, Suite 250, PMB#052, Carlsbad, California, 92008. The telephone number of Pardes’ principal executive office is (415) 649-8758.

Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is Pardes’ common stock, par value $0.0001 per share (“Common Stock”). As of the close of business on July 25, 2023, there were 62,008,506 shares of Common Stock issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address.

The name, business address and business telephone number of Pardes, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in Item 1 under the heading “Item 1. Subject Company Information-Name and Address”, which information is incorporated herein by reference.

Business and Background of the Company’s Directors and Executive Officers.

The name, principal occupation and business experience during the past five years of each of the Company’s directors and executive officers is set forth in Annex 1 hereto. None of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining him or her from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws. Unless otherwise indicated, all directors and executive officers of the Company are citizens of the United States. Unless otherwise indicated, the business address of the directors and executive officers is 2173 Salk Avenue, Suite 250, PMB#052, Carlsbad, California 92008.

Tender Offer and Merger.

This Schedule 14D-9 relates to a tender offer by MediPacific Sub, Inc., a Delaware corporation (“Purchaser”), and wholly owned subsidiary of MediPacific, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of Common Stock (the “Shares”) of Pardes, for (i) $2.02 per Share (the “Base Price Per Share”), (ii) an additional amount of cash of up to $0.17 per Share (such amount as finally determined in accordance with Section 2.01(d) of the Merger Agreement (as defined below), the “Additional Price Per Share,” and together with the Base Price Per Share, the “Cash Amount”), and (iii) one non-transferable contractual contingent value right per Share (each, a “CVR”) (such amount, or any different amount per share paid pursuant to the Offer (as defined below) to the extent permitted under the Merger Agreement, being the “CVR Amount”, and, together with the Cash Amount, the “Offer Price”). Subject to the terms of the Merger Agreement and the CVR Agreement (as defined below), the Offer Price will be paid net of any applicable tax withholding and without interest. Each CVR shall represent the right to receive contingent payments, in cash, subject to any applicable tax withholding and without interest, equal to a pro rata share of 80% of the Net Proceeds (as defined in the CVR Agreement), if any, payable to Parent, the Company or any of their respective affiliates that arise from any sale, transfer, license or other disposition (each, a “Disposition”) of the Company’s assets associated with the Company’s antiviral drug development programs and related assets as of the closing date of the Merger, which Disposition occurs within five years of the closing date of the Merger (the “Disposition Period”), subject to and in accordance with the terms and conditions of, the CVR Agreement that the Company expects to enter into at or prior to the Offer Closing Time (as defined in the Merger Agreement) with a Rights Agent (as defined below) and the Representative (as defined below), agent and attorney in-fact of the holders of CVRs (the “CVR Agreement”). The tender offer is being made subject to all terms and conditions set forth in the Offer to Purchase, dated July 28, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which together with the Offer to Purchase constitutes the “Offer”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by the Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on July 28, 2023. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto and are incorporated by reference herein.

The Offer is being made pursuant to an Agreement and Plan of Merger (as amended or supplemented from time to time, the “Merger Agreement”), dated as of July 16, 2023, among Parent, Purchaser and Pardes, pursuant to which, among other matters, after the completion of the Offer, the satisfaction or waiver of certain conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will merge with and into Pardes (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with Pardes continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent. The Merger will be consummated in accordance with Section 251(h) of the DGCL, which provides that, following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the shares irrevocably accepted for purchase in the offer together with the shares otherwise owned by the acquiring corporation and its affiliates equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required to adopt a merger agreement for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of Pardes in accordance with Section 251(h) of the DGCL. Pardes’ Closing Net Cash as finally determined pursuant to the Merger Agreement will fund the payment of the Cash Amount payable in respect of all Shares accepted for payment in the Offer.

At the effective time of the Merger (the “Effective Time”), the Shares not tendered pursuant to the Offer (other than (i) Shares held in the treasury of Pardes immediately prior to the Effective Time, (ii) Shares owned, directly or indirectly, by the Foresite Stockholders (as defined in the Merger Agreement), Parent, Purchaser or any other subsidiary of Parent at the commencement of the Offer and that are owned by Parent, Purchaser or any other subsidiary of Parent immediately prior to the Effective Time, which, in the case of (i) and (ii), will be cancelled without any conversion thereof and no consideration will be delivered in exchange therefor, (iii) Shares held by persons who are entitled to demand and have properly demanded appraisal of such Shares in accordance with the DGCL and have neither failed to perfect, nor effectively withdrawn or lost such rights prior to the Effective Time and (iv) Pardes Restricted Shares (as defined below)) will each be converted into the right to receive the Offer Price (the “Merger Consideration”) in each case without interest thereon and subject to applicable withholding of taxes. Each option to purchase Shares granted under Pardes’ 2021 Stock Option and Incentive Plan, Pardes’ 2022 Inducement Plan, and all non-plan inducement awards (each, a “Pardes Option”) that are outstanding and unvested immediately prior to the Effective Time will vest and be exercisable in full at the Effective Time. As of the Effective Time, each Pardes Option that has an exercise price per share that is less than the Cash Amount (each, an “In-the-Money Option”) that is outstanding immediately prior to the Effective Time will be cancelled, and, in exchange therefor, the holder of such cancelled Pardes Option will be entitled to receive: (i) an amount in cash without interest, less any applicable tax withholding, equal to the product of (x) the excess of the Cash Amount over the applicable exercise price per share of the Common Stock underlying such Pardes Option by (y) the total number of shares of the Common Stock underlying such Pardes Option, and (ii) one CVR for each share of the Common Stock underlying such Pardes Option. Each Pardes Option that has an exercise price that is equal to or greater than the Cash Amount will be cancelled for no consideration. Immediately prior to the Offer Closing Time, each share of Common Stock granted pursuant to Pardes’ 2021 Stock Option and Incentive Plan, Pardes’ 2022 Inducement Plan, and all non-plan inducement awards that are outstanding but unvested or subject to a repurchase option or a risk of forfeiture (“Pardes Restricted Shares”) shall become immediately vested in full. At the Effective Time, each Pardes Restricted Share that is then outstanding will be cancelled, and the holder will be entitled to receive (i) an amount in cash without interest, less any applicable tax withholding, equal to the Cash Amount and (ii) one CVR. In addition, Pardes will take all actions necessary to ensure that, as of the Effective Time, Pardes’ 2021 Stock Option and Incentive Plan, Pardes’ 2022 Inducement Plan, and all non-plan inducement awards will be terminated and no holder of a Pardes Option or Pardes Restricted Shares will have rights to acquire any equity interest in Pardes or the Surviving Corporation. At the Effective time, the Shares held by Parent, Purchaser or any other subsidiary of Parent (including Shares held by the Foresite Stockholders at the commencement of the Offer, which shall be contributed to Parent prior to the Effective Time) will automatically be cancelled and shall cease to exist (provided that the Foresite Stockholders will receive one CVR in exchange for each share so contributed). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The obligation of Purchaser to purchase Shares validly tendered pursuant to the Offer and not validly withdrawn prior to the expiration of the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including: (i) that the number of Shares validly tendered and not properly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not been “received” by the “depository,” as such terms are defined by Section 251(h) of the DGCL), equals at least a majority of the number of Shares that are then issued and outstanding owned by Unaffiliated Stockholders (as defined in the Merger Agreement) (the “Minimum Tender Condition”); (ii) that there be no Legal Restraints (as defined in the Merger Agreement) in effect preventing or prohibiting the Offer or the Merger; (iii) the accuracy of representations and warranties made by Pardes in the Merger Agreement, subject to certain exceptions and qualifications described in the Merger Agreement and the Offer to Purchase; (iv) compliance by Pardes with its covenants and other obligations under the Merger Agreement; (v) that no termination of the Merger Agreement has occurred; and (vi) that the Closing Net Cash (as defined in the Merger Agreement) of Pardes is at least $125,000,000 (each individually, an “Offer Condition,” and collectively, the “Offer Conditions”). The obligations of the Parent and the Purchaser to consummate the Offer and the Merger under the Merger Agreement are not subject to a financing condition. Purchaser expressly reserves the right, in its sole discretion, to: (i) waive, in whole or in part, any Offer Condition other than the Minimum Tender Condition; and/or (ii) modify the terms of the Offer in a manner not inconsistent with the Merger Agreement, subject to certain exceptions described in the Merger Agreement and the Offer to Purchase.

The Offer will initially expire at one minute following 11:59 p.m. Eastern Time on August 25, 2023, the date that is twenty (20) business days following the commencement of the Offer, unless otherwise agreed to in writing by Parent and Pardes. The expiration date may be extended under the following circumstances: (i) if, as of the then-scheduled expiration date, any Offer Condition is not satisfied and, if waivable, has not been waived, Purchaser may, in its discretion, and shall, at the request of Pardes, extend the Offer on one or more occasions, for additional periods of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied (provided that, in the case of the Minimum Tender Condition being the only condition not satisfied (other than conditions that by their nature are only satisfied as of the Offer Closing Time), Pardes shall not request Purchaser to, and Parent shall not be required to cause Purchaser to, extend the Offer on more than five such occasions) or (ii) if so required, for any period required by the SEC or Nasdaq Stock Market LLC applicable to the Offer. In no event will Parent or Purchaser be permitted or required to extend the Offer beyond 11:59 p.m. Eastern Time on December 16, 2023, which is the Outside Date of the Merger Agreement.

Parent has formed Purchaser for the purpose of effecting the Offer and the Merger. As set forth in the Schedule TO, the address of Parent and Purchaser is c/o Foresite Capital, 900 Larkspur Landing Circle, Suite 150, Larkspur, California 94939. The telephone number of each of Parent and Purchaser is (415) 877-4887.

Pardes has made information relating to the Offer available online at www./ir.pardesbio.com and Pardes has filed this Schedule 14D-9, and Parent and Purchaser have filed the Schedule TO, with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov. The information contained in, accessible from or connected to Pardes’ website is not incorporated into, or otherwise a part of, this Schedule 14D-9 or any of Pardes’ filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Pardes, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Pardes or its affiliates, on the one hand, and (i) Pardes’ executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

The board of directors of Pardes (the “Pardes Board”) and the Special Committee of the Pardes Board (the “Special Committee”) were aware of the agreements and arrangements described in this Item 3 during their respective deliberations of the merits of the Merger Agreement and in determining to make the recommendations set forth in this Schedule 14D-9.

Arrangements with Parent and Purchaser and Their Affiliates

Merger Agreement

On July 16, 2023, Pardes, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 13 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.

The Merger Agreement governs the contractual rights among Pardes, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Pardes’ stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by Pardes to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Pardes. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Pardes, Parent or Purchaser in Pardes’ public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure schedule provided by Pardes to Parent and Purchaser in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among Pardes, Parent and Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties were made as of a specified date and may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Pardes, Parent or Purchaser. Pardes’ stockholders and investors are not third-party beneficiaries of the Merger Agreement (except with respect to (i) the right of Indemnified Parties (as defined below in Item 3 under the heading “Item 3. Indemnification; Directors’ and Officers’ Insurance”) to indemnification and other rights described in the Merger Agreement and (ii) from and after the time at which Purchaser irrevocably accepts for purchase all Shares validly tendered (and not validly withdrawn) pursuant to the Offer, the rights of holders of Shares (including Pardes Restricted Shares) and Pardes Options to receive the Merger Consideration) and should not rely on the representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Pardes, Parent, Purchaser or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Pardes’ or Parent’s public disclosure.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Form of Contingent Value Rights Agreement

At or prior to the Offer Closing Time, Pardes expects to enter into a CVR Agreement with Continental Stock Transfer & Trust Company, Inc., acting as the rights agent (the “Rights Agent”), and Fortis Advisors LLC, acting as the representative, agent and attorney in-fact (the “Representative”) of the holders of CVRs. Each CVR represents the contractual right to receive contingent cash payments equal to a pro rata share of 80% of the Net Proceeds, if any, payable to Parent, the Company or any of their respective affiliates that arise from any sale, transfer, license or other Disposition of the Company’s assets associated with the Company’s antiviral drug development programs and related assets, which Disposition occurs within the Disposition Period.

In the event that a Disposition does not occur within the Disposition Period, the CVR holders will not receive any payment pursuant to the CVR Agreement. The date on which the Disposition Period expires is the “Expiration Date,” provided that to the extent a Disposition of any CVR Assets (as defined in the CVR Agreement) takes place during the Disposition Period, the Expiration Date, solely as it relates to such Disposition and Disposition CVR Assets, shall be the date of the final payment of CVR Proceeds (as defined in the CVR Agreement) in connection with such Disposition.

The amount of CVR Proceeds, if any, would be calculated and payable based on a distribution of Net Proceeds from potential Dispositions during the Disposition Period, and such Net Proceeds, if any, would depend upon various factors, including market conditions, whether the CVR Assets would potentially be efficacious against any then circulating strain of coronavirus or other virus, the conclusions reached by potential acquirers after conducting due diligence with respect to the CVR Assets, and the Company’s ability to negotiate and consummate any Dispositions with third parties. The Company believes there is currently no market opportunity for the CVR Assets in light of the results from the pomotrelvir Phase 2 clinical trial, the evolution of COVID-19 from a pandemic to an endemic and the feedback received by Pardes from potential partners over the last several months. Even if market conditions were to change, there would still be significant uncertainty regarding Pardes’ ability to attract a potential acquirer for the CVR Assets and, even if Pardes were to be successful in negotiating transaction terms with a potential acquirer of the CVR Assets, whether any potential acquirer of the CVR Assets would be able to (i) initiate and complete successful non-clinical studies and clinical trials for any product related to or based upon the CVR Assets, (ii) conduct sufficient clinical trials or other studies to support the approval and commercialization of any product related to the CVR Assets, (iii) demonstrate to the satisfaction of the U.S. Food and Drug Administration (“FDA”) and similar foreign regulatory authorities the safety and efficacy and acceptable risk-to-benefit profile of any product related to the CVR Assets, (iv) seek and obtain regulatory marketing approvals for any product related to the CVR Assets, (v) establish and maintain supply and manufacturing relationships with third parties to ensure adequate and legally compliant manufacturing of bulk drug substances and drug products to maintain that supply, (vi) launch and commercialize any product candidates that were to obtain marketing approval and, if launched, successfully establish a sales, marketing and distribution infrastructure, (vii) demonstrate the necessary safety data post-approval to ensure continued regulatory approval, (viii) demonstrate the actual and perceived benefits of any product related to the CVR Assets, if approved, relative to existing and future alternative therapies for COVID-19 based upon availability, cost, risk and safety profile, drug-drug interactions, ease of administration, side effects and efficacy, (ix) obtain coverage and adequate product reimbursement from third-party payors, including government payors, (x) achieve market acceptance for any approved products, (xi) address any competing technological and market developments, (xii) negotiate favorable terms in any collaboration, licensing or other arrangements into which such acquirer may enter in the future and perform its obligations under such collaborations, (xiii) establish, maintain, protect and enforce intellectual property rights related to the CVR Assets and (xiv) attract, hire and retain qualified personnel, among other unknowns, and therefore the Company’s estimate as to the amount that is expected to be payable under the CVRs is $0.00. Accordingly, in making a decision to tender your Shares in the Offer, you should understand that the Company estimates that no amounts will be paid pursuant to the CVRs.

The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except: (i) upon death of the holder by will or intestacy; (ii) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (iii) pursuant to a court order; (iv) by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (v) to an affiliate of a holder or any investment vehicle managed and controlled by such holder or any of its affiliates or a parallel, alternative, co-investment fund or successor-in-interest to any such entity; (vi) in the case of CVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case, to the extent allowable by the Depository Trust Company; or (vii) that CVRs may be abandoned. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Parent, Purchaser, Pardes, any constituent company to the Transactions, or any of their respective affiliates. No interest will accrue on any amounts payable in respect of the CVRs to any Holder (as defined in the CVR Agreement).

The CVR Agreement includes certain covenants regarding the conduct of Pardes’ business during the Disposition Period, including, among other things, that Pardes is required to use commercially reasonable efforts to enter into one or more disposition transactions seeking to maximize the value of the CVRs, maintain the CVR assets, and not dispose of and/or commercialize or monetize in any manner the CVR Assets except pursuant to a Disposition Agreement (as defined in the CVR Agreement), subject to certain qualifications, including the absence of any requirement to develop any CVR Product or any other products or assets or to commence, defend or otherwise pursue any litigation, regulatory action or other proceeding relating to any CVR Product or any other products or assets. Pardes and its affiliates are not required or obligated to incur costs, fees or expenses in excess of $400,000 in the aggregate (the “Expense Cap”) pursuant to the CVR Agreement, and upon (i) the incurrence of fees and expenses by or on behalf of Pardes or its affiliates equal to or in excess of the Expense Cap or (ii) the termination of any consulting or contractor agreement between Pardes, on the one hand, and any of Pardes’ current or former officers or directors, on the other hand, prior to the incurrence of fees and expenses in such amount (which termination is by such current or former officer or director within the initial term of such agreement, which shall not be longer than six months), Pardes, Parent and their affiliates will not have any liability or obligation to any Person for any breach of or failure to comply with, and shall not be required to expend any additional amounts in connection with, the covenants in the CVR Agreement with respect to entry into Disposition Agreements (or the completion of transactions contemplated thereby) or maintenance or management of the CVR Products.

Until one year after the expiration of the Disposition Period, Pardes will maintain all books and records necessary for the calculation of a CVR Payment Amount (as defined in the CVR Agreement) and the amount of Gross Proceeds, Net Proceeds and Permitted Deductions (each as defined in the CVR Agreement).

Pardes will cause its obligations, duties and covenants under the CVR Agreement to be assumed by any third party purchaser in the event of (i) a sale or other disposition of all or substantially all of the assets of the Company (other than to any subsidiary (direct or indirect) of the Company) to a third party (other than the Foresite Stockholders or any of their affiliates), (ii) a merger or consolidation involving the Company in which the surviving entity is neither the Company nor an entity that is an Affiliate of the Foresite Stockholders, and

(iii) any other transaction involving the Company in which the Company is the surviving or continuing entity but in which the stockholders of the Company immediately prior to such transaction (as stockholders of the Company) own less than 50% of the Company’s voting power immediately after the transaction.

The Representative and Pardes, without the consent of the holders of CVRs or the Rights Agent, may amend the CVR Agreement for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such change is adverse to the interests of the CVR holders.

With the consent of the Acting Holders, meaning the holders of at least 30% of the outstanding CVRs as set forth in the CVR Register (as defined in the CVR Agreement) (excluding for this calculation all Foresite Stockholders and all CVRs held by Foresite Stockholders), the Company, the Representative and the Rights Agent may amend the CVR Agreement, even if such change is materially adverse to the interests of the CVR holders.

Pardes will indemnify the Rights Agent against any liability or expense in connection with the Rights Agent’s duties under the CVR Agreement, including reasonable out-of-pocket expenses, unless such loss is as a result of the Rights Agent’s gross negligence, fraud, bad faith, willful or intentional misconduct or the willful breach by the Rights Agent of the CVR Agreement.

The CVR Agreement may not be terminated prior to the delivery of written notice of termination duly executed by the Company and the Acting Holders.

The foregoing summary and description of the material terms of the CVR Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the CVR Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Confidentiality Agreement

On June 13, 2023, Pardes and Foresite Capital Management, LLC (“Foresite Capital Management”) entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which each party agreed, subject to certain exceptions, to keep confidential nonpublic information about the other party in connection with a possible negotiated transaction. The Confidentiality Agreement is effective for a two-year period. The Confidentiality Agreement includes a 12-month standstill provision that will fall away if Pardes enters into a definitive transaction agreement with a third party other than Foresite Capital Management that would result in a change of control of Pardes.

The foregoing summary and description of the material terms of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Voting Agreement

On December 23, 2021, Pardes entered into the Voting Agreement by and among Pardes and certain stockholders named therein (the “Voting Agreement”). The Voting Agreement will remain in place until the earlier of (i) the consummation of the 2024 annual meeting of Pardes stockholders or (ii) the date on which FS Development Holdings II, LLC (the “Sponsor”) owns less than 1,385,937 shares of Common Stock (as adjusted for any share split, share dividend or other share recapitalization, share exchange or other event).

Pursuant to the Voting Agreement, each of the stockholders party thereto agreed to vote all of the Pardes’ voting securities that it owns from time to time and that it may vote in an election of Pardes’ directors in accordance with the provisions of the Voting Agreement, whether at a regular or special meeting of stockholders.

The Voting Agreement provided that the Pardes Board immediately following the closing of the business combination transactions (the “Business Combination”) under the Agreement and Plan of Merger, dated June 29, 2021, by and among FS Development Corp. II (“FSDC II”), Pardes Biosciences, Inc. (“Old Pardes”), Orchard Merger Sub, Inc. and Shareholder Representative LLC, as amended on November 7, 2021 (the “2021 Merger Agreement”), was comprised of seven directors, and was divided into three (3) classes, designated Class I, II and III, with Class I initially consisting of two directors (“Class I Directors”), Class II initially consisting of two directors (“Class II Directors”) and Class III initially consisting of three directors (“Class III Directors”). J. Jay Lobell and Deborah M. Autor constituted the initial Class I Directors, the members of which had an initial term that expired at the 2022 annual stockholders meeting; Michael D. Varney, Ph.D. and Laura J. Hamill constituted the initial Class II Directors, the members of which had an initial term that expired at the 2023 annual meeting of Pardes stockholders; and Uri A. Lopatin, M.D., Mark Auerbach and James B. Tananbaum, M.D. constituted the initial Class III Directors, the members of which have an initial term that expires at the 2024 annual meeting of Pardes stockholders. At least a majority of the Pardes Board shall qualify as independent directors.

At each annual or special meeting of stockholders of Pardes for the election of Class III directors, the Sponsor shall have the right to designate for election as a member of the Pardes Board, and the Pardes Board (including any committee thereof) shall nominate (and recommend for election and include such recommendation in a timely manner in any proxy statement or other applicable announcement to its stockholders), one individual to serve as a Class III director. The Sponsor shall not have more than one individual nominee serving as a Class III director at any time through the consummation of the 2024 annual meeting of Pardes stockholders. Pursuant to the Voting Agreement, through the 2022 annual stockholders meeting, the board of directors of the predecessor to Pardes as constituted immediately prior to the consummation of the Business Combination had the right to designate for election as members of the Pardes Board, and the Pardes Board (including any committee thereof) as required to nominate (and recommend for election and include such recommendation in a timely manner in any proxy statement or other applicable announcement to its stockholders), (A) one individual to serve as Class I Director, two individuals to serve as Class II Directors and one individual to serve as a Class III Director for the initial term of such directors and (B) up to two additional independent directors.

All directors elected pursuant to the terms of the Voting Agreement shall be removed from the Pardes Board (a) only upon the vote or written consent of the voting party that is entitled to nominate such director or (b) pursuant to the vote of Pardes’ stockholders at any annual or special meeting of stockholders. Upon any individual elected to serve as a director pursuant to the Voting Agreement ceasing to be a member of the Pardes Board, whether by death, resignation or removal or otherwise, only the voting party that was entitled to nominate such individual shall have the right to fill any resulting vacancy in the Pardes Board; provided that such voting party still has the right to nominate the applicable director under the Voting Agreement. The Voting Agreement will terminate by its terms upon the consummation of the Transactions.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by the full text of the Voting Agreement, a copy of which is filed as Exhibit (e)(6) to this Schedule 14D-9 and is incorporated herein by reference.

Registration Rights Agreement

On December 23, 2021, FSDC II, Old Pardes, the FSDC II Investors (as defined below) and the Major Pardes Investors (as defined below) entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the FSDC II Investors and the Major Pardes Investors and their permitted transferees (collectively, “Investors”) were granted certain customary registration rights, including demand, piggy-back and shelf registration rights, with respect to registrable securities (as defined in the Registration Rights Agreement) held by them. The FSDC II Investors include the Sponsor, Daniel Dubin, Owen Hughes and Deepa Pakianathan. The Major Pardes Investors include Foresite Capital Opportunity Fund V, L.P., Foresite Capital Fund V, L.P., Khosla Ventures Seed D, LP, Khosla Ventures VII, LP and GMF Pardes, LLC, Uri A. Lopatin, M.D., Lopatin Descendants’ Trust, Lee D. Arnold, Ph.D., Brian P. Kearney PharmD, Heidi Henson,

Elizabeth H. Lacy, Mark Auerbach, and Michael D. Varney, Ph.D. The Registration Rights Agreement provides that Pardes will pay certain expenses relating to such registration and further provides that Pardes will indemnify the Investors in the event of material misstatements or omissions attributable to Pardes in any registration statement registering securities held by the Investors, and that the Investors will indemnify Pardes for material misstatements or omissions attributable to the Investors in any registration statement registering securities held by the Investors.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated herein by reference.

Lockup Agreement

On the closing date of the Business Combination, Pardes and certain of its stockholders and optionholders (“Stockholders Parties”) entered into a Lockup Agreement pursuant to which such Stockholder Parties agreed not to transfer any shares of Common Stock or options to purchase Common Stock received as merger consideration for a period of 180 days following the closing date of the Business Combination. Notwithstanding the foregoing, any Stockholder Party that is an executive officer or director shall be allowed to establish a 10b5-1 trading plan during the lockup period, provided that no trades are made under the plan during the 180-day lock-up period. The Lockup Agreement has expired by its terms.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the full text of the Lock-Up Agreement, a copy of which is filed as Exhibit (e)(24) to this Schedule 14D-9 and is incorporated herein by reference.

Limited Guaranty

In connection with the execution of the Merger Agreement, Foresite Capital Fund V, L.P., FS Development Holdings II, LLC, and Foresite Capital Opportunity Fund V, L.P., affiliates of Parent (collectively, the “Guarantors”), provided an irrevocable limited guaranty letter (the “Limited Guaranty”), pursuant to which each Guarantor has agreed to guarantee, up to each Guarantor’s Maximum Guarantor Obligation (as defined in the Limited Guaranty) and in accordance with each Guarantor’s pro rata share: (i) the payment of certain obligations of Parent and Purchaser to Pardes under certain provisions of the Merger Agreement (the “Guaranteed Merger Agreement Obligations”) and (ii) Pardes’ payment obligations to the holders of CVRs to perform certain obligations under certain provisions of the CVR Agreement (the “Guaranteed CVR Agreement Obligations”); provided, that the maximum aggregate liability of the Guarantors under the Limited Guaranty with respect to the Guaranteed Merger Agreement Obligations, other than costs and expenses incurred in connection with enforcing the Merger Agreement, shall not exceed $7,500,000 and the maximum aggregate liability of the Guarantors under the Limited Guaranty with respect to the Guaranteed CVR Agreement Obligations shall not exceed $400,000.

The Limited Guaranty also contains customary representations and warranties, including regarding the Guarantors’ sufficiency of funds to fulfill their obligations with respect to the Limited Guaranty. The Guaranteed CVR Agreement Obligations, are intended to be for the benefit of all CVR holders and shall be enforceable by the Representative.

The foregoing summary and description of the material terms of the Limited Guaranty do not purport to be complete and are qualified in their entirety by reference to the full text of the Limited Guaranty, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Certain Relationships and Related Person Transactions – FSDC II

On August 26, 2020, the Sponsor purchased an aggregate 2,875,000 shares of FSDC II’s Class B common stock for a total purchase price of $25,000, or approximately $0.009 per share. On January 22, 2021, the Sponsor transferred 30,000 shares of FSDC II’s Class B common stock to each of Daniel Dubin, M.D., Owen Hughes and Deepa Pakianathan, Ph.D., at their original per-share purchase price, for an aggregate of 90,000 shares of FSDC II’s Class B common stock transferred. On February 5, 2021, Pardes effected a 1:11/2 stock split of the FSDC II Class B common stock and on February 16, 2021, FSDC II effected a 1:11/6 stock split of the FSDC II Class B common stock, resulting in the Sponsor holding an aggregate of 4,941,250 shares of FSDC II’s Class B common stock and there being an aggregate of 5,031,250 shares of FSDC II Class B common stock (“Founder Shares”) outstanding. The number of Founder Shares outstanding was determined based on the expectation that the total size of the FSDC II initial public offering (“FSDC II IPO”) would be a maximum of 20,125,000 shares of Class A Common Stock if the underwriters’ over-allotment option was exercised in full, and therefore such Founder Shares would represent 20% of the issued and outstanding shares of common stock (excluding the 602,500 shares of Class A Common Stock originally purchased by the Sponsor in a private placement simultaneously with the closing of FSDC II IPO) (the “Private Placement Shares”) after such offering.

The Sponsor purchased 602,500 Private Placement Shares at a price of $10.00 per share, or $6,602,500 in the aggregate, in a private placement that closed simultaneously with the FSDC II IPO.

Pursuant to a letter agreement dated February 16, 2021 delivered to FSDC II, the holders of the Founder Shares agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (i) one year after December 23, 2021 and (ii) the date following December 23, 2021 on which Pardes completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the stockholders having the right to exchange their common stock for cash, securities or other property. Notwithstanding the foregoing, if the closing price of the Common Stock equaled or exceeded $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after December 23, 2021, the Founder Shares would have been released from the lockup under the letter agreement. The letter agreement has terminated pursuant to its terms.

The foregoing description of the lock-up provisions under the letter agreement does not purport to be complete and is qualified in its entirety by the full text of the letter agreement, a copy of which is filed as Exhibit (e)(25) to this Schedule 14D-9 and is incorporated herein by reference.

Until December 23, 2021, FSDC II used office space at 900 Larkspur Landing Circle, Suite 150, Larkspur, California 94939 belonging to the Sponsor. Following the closing of the FSDC II IPO, FSDC II paid an affiliate of the Sponsor $10,000 per month for office space, secretarial and administrative services provided to members of its management team pursuant to the terms of an administrative services agreement between FSDC II and the Sponsor, which terminated as of December 23, 2021.

The Sponsor and FSDC II’s executive officers and directors were reimbursed for any out-of-pocket expenses incurred in connection with activities on FSDC II’s behalf in connection with the completion of an initial business combination, such as identifying potential target businesses and performing due diligence on suitable business combinations. No compensation of any kind, including finder’s and consulting fees, were paid by FSDC II to the Sponsor, executive officers, directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of the Business Combination.

The Sponsor loaned FSDC II $200,000 to be used for a portion of the expenses of the FSDC II IPO. These loans were non-interest bearing and were payable upon the closing of the FSDC II IPO. These loans were fully repaid on February 19, 2021.

In connection with the Business Combination, as part of a private investment in public equity investment, certain affiliates of Sponsor entered into subscription agreements to purchase an aggregate of 1,000,000 shares of Common Stock at a purchase price of $10.00 per share in a private placement.

Previously, FSDC II entered into a registration rights agreement (the “Prior Registration Rights Agreement”) with respect to the Founder Shares and Private Placement Shares. The holders of these securities were entitled to make up to three demands, excluding short form demands, that FSDC II register such securities. In addition, the holders had certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of FSDC II’s initial business combination. FSDC II bears the expenses incurred in connection with the filing of any such registration statements. As part of the Prior Registration Rights Agreement, certain holders of registrable securities agreed to a lock-up period of one year from December 23, 2021.

In connection with the closing of the Business Combination, the FSDC II Investors and certain other stockholders entered into the Registration Rights Agreement with FSDC II and certain Old Pardes stockholders that replaced the Prior Registration Rights Agreement. For more information on the Registration Rights Agreement, see “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements with Parent and Purchaser and Their Affiliates—Registration Rights Agreement.”

In connection with the execution of the 2021 Merger Agreement, the FSDC II Investors entered into a support agreement with FSDC II and Old Pardes. Under such support agreement, each such stockholder agreed to vote, at any meeting of the stockholders of FSDC II, and in any action by written consent of the stockholders of FSDC II, all of such stockholder’s Class B common stock of FSDC II in favor of (i) the 2021 Merger Agreement, (ii) certain proposals requiring approval by the stockholders of FSDC II in connection with Business Combination, and (iii) any other matter reasonably necessary for the consummation of the transactions contemplated by the Merger Agreement and the approval of such stockholder proposals. In addition, such support agreement prohibits each such stockholder from, among other things, selling, assigning or transferring any Class B common stock of FSDC II held by such stockholder or taking any action that would prevent or disable such stockholder from performing its obligations under the support agreement. Additionally, in connection with the execution of the 2021 Merger Agreement, affiliates of Sponsor and FSDC II entered into a support agreement with FSDC II and certain other stockholders of Old Pardes. Under such support agreement, each such stockholder agreed to vote, at any meeting of the stockholders of Old Pardes, and in any action by written consent of the stockholders of Old Pardes, all of such stockholder’s shares of Old Pardes in favor of (i) the 2021 Merger Agreement and the transactions contemplated thereunder, and (ii) any other matter reasonably necessary for the consummation of the transactions contemplated by the Merger Agreement. In addition, each of the foregoing support agreements prohibited each such stockholder from, among other things, selling, assigning or transferring its shares of stock in FSDC II or Old Pardes, as applicable, held by such stockholder or taking any action that would prevent or disable such stockholder from performing its obligations under the applicable support agreement. The support agreements have terminated as of the effective time of the merger contemplated under the 2021 Merger Agreement.

The foregoing description of the support agreements does not purport to be complete and is qualified in its entirety by the full text of the support agreements, a copy of which is filed as Exhibit (e)(26) to this Schedule 14D-9 and is incorporated herein by reference.

In addition, in connection with the closing of the Merger, the Sponsor and certain other stockholders entered into a Voting Agreement with Pardes. For more information on the Voting Agreement, see “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements with Parent and Purchaser and Their Affiliates—Voting Agreement.”

Certain Relationships and Related Person Transactions – Old Pardes

Series A Preferred Stock Financing

On January 26, 2021, Old Pardes concluded the closing of its Series A Preferred Stock financing pursuant to a Series A Preferred Stock Purchase Agreement, (the “Series A Purchase Agreement”).

Entities affiliated with the Sponsor and FSDC II’s officers and directors purchased 7,759,072 shares (5,511,517 shares as originally issued) of Series A Preferred Stock of Old Pardes at an original purchase price of $4.5541 per share, or approximately $25,100,000 in the aggregate.

Convertible Notes

On November 15, 2021, Old Pardes entered a convertible note purchase agreement providing for the purchase and sale of up to $25,000,000 of unsecured convertible promissory term notes (the “Convertible Notes”). On November 15, 2021, Old Pardes issued Convertible Notes for an aggregate principal amount of $10,000,000 to certain of Pardes’ stockholders affiliated with the Sponsor and FSDC II. The Convertible Notes accrued interest at the annual rate of 4% per annum and had a stated maturity date of October 31, 2022. The Convertible Notes were due and payable at the earlier of the closing under the Merger Agreement, the closing of a “corporate transaction” and at any time on or after the maturity date at Pardes’ election or upon demand of a purchaser. Pardes used proceeds from the closing of the Business Combination to repay in full outstanding principal amounts and accrued and unpaid interest under the outstanding Convertible Notes as of the closing date of the Business Combination.

Indemnification Agreements

Pardes has entered into indemnification agreements with each of its current directors, including Dr. James B. Tananbaum, a founding partner of Foresite Capital Management and a director on the Pardes Board, and executive officers. Pardes’ amended and restated bylaws (the “Pardes Bylaws”) provides that Pardes will indemnify its directors and officers to the fullest extent permitted by applicable law.

Beneficial Ownership of Common Stock

Foresite Capital Management and Dr. Tananbaum, a founding partner of Foresite Capital Management and a director on the Pardes Board, are the controlling stockholders of Parent and Purchaser. As of July 25, 2023, Foresite Capital Management and its affiliates beneficially owned 16,813,146 Shares (excluding 150,000 Pardes Options held by Dr. Tananbaum), representing approximately 27.1% of the Company’s outstanding Common Stock. As of July 25, 2023, Dr. Tananbaum beneficially owned 150,000 Shares subject to Pardes Options.

According to the Schedule TO, except as described in the Offer to Purchase, neither Purchaser nor Parent, nor to the knowledge of Purchaser and Parent, any of the persons listed in Schedule A to the Offer to Purchase, or any associate or majority-owned subsidiary of Purchaser or Parent, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.

Arrangements Between Pardes and its Executive Officers, Directors and Affiliates

Interests of Certain Persons

The executive officers and members of the Pardes Board may be deemed to have interests in the Offer and the Merger that may be different from or in addition to those of Pardes’ stockholders generally. The Special Committee and the Pardes Board were aware of these interests and considered them, among other matters, in reaching their decisions to recommend approval of or to approve, as applicable, the Merger Agreement. As described in more detail below, these interests include:

•	The accelerated vesting and exercisability in respect of each outstanding Pardes Option and each outstanding Pardes Restricted Share;

•	The potential receipt of severance payments and benefits by the Company’s executive officers under the Company’s Executive Severance Plan; and

•	With respect to Mses. Henson and Lacy, retention bonuses in an amount of $100,000 payable in connection with the consummation of the Transactions.

Outstanding Shares Held by Directors and Executive Officers

If the current executive officers and directors of Pardes who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Pardes as described in the Merger Agreement. As of July 25, 2023, the executive officers and directors of Pardes beneficially owned, in the aggregate, 24,575,455 Shares (which, for clarity, excludes Shares subject to outstanding Pardes Options).

The following table sets forth (i) the number of Shares beneficially owned as of July 25, 2023, by each of Pardes’ executive officers and directors (which, for clarity, excludes Shares subject to outstanding Pardes Options) and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on a Cash Amount of $2.19 per Share. No amounts have been included in the following table with respect to the CVRs to be received by Pardes’ executive officers and directors in respect of such Shares; however, each Pardes executive officer and director listed below will receive one CVR per Share tendered in the Offer.

Name of Executive Officer or Director	Number of Shares (#)	Cash Amount for Shares ($)
Thomas Wiggans	50,000	109,500
Heidi Henson	316,753	693,689
Elizabeth H. Lacy	211,169	462,460
Laurie Smaldone Alsup, M.D.	—	—
Mark Auerbach	70,390	154,154
Deborah M. Autor	—	—
Laura J. Hamill	—	—
J. Jay Lobell	1,363,861	2,986,856
Uri A. Lopatin, M.D.	5,679,746	12,438,644
John C. Pottage, Jr., M.D.	—	—
James B. Tananbaum, M.D.	16,813,146	36,820,790
Michael D. Varney, Ph.D.	70,390	154,154

Treatment of Equity Awards in the Transactions

Treatment of Pardes Restricted Shares

On July 16, 2023, the Pardes Board approved the acceleration and immediate vesting of each outstanding Pardes Restricted Share. The following table sets forth (i) the aggregate number of Pardes Restricted Shares beneficially owned by each of Pardes’ current executive officers and directors that were accelerated by the Pardes Board as of July 16, 2023 (which, for clarity, are also included in the immediately preceding table) and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on a Cash Amount of $2.19 per

Share. No amounts have been included in the following table with respect to the CVRs to be received by Pardes’ current executive officers and directors in respect of such Shares; however, each Pardes current executive officer and director listed below will receive one CVR per Share tendered in the Offer.

Name of Executive Officer or Director	Number of Accelerated Pardes Restricted Shares (#)	Cash Amount for Accelerated Pardes Restricted Shares ($)
Thomas Wiggans	—	—
Heidi Henson	81,389	178,242
Elizabeth H. Lacy	65,990	144,518
Laurie Smaldone Alsup, M.D.	—	—
Mark Auerbach	26,397	57,809
Deborah M. Autor	—	—
Laura J. Hamill	—	—
J. Jay Lobell	—	—
Uri A. Lopatin, M.D.	938,530	2,055,381
John C. Pottage, Jr., M.D.	—	—
James B. Tananbaum, M.D.	—	—
Michael D. Varney, Ph.D.	23,465	51,388

Treatment of Pardes Options

On July 16, 2023, the Pardes Board approved the acceleration and immediate vesting of each outstanding unvested Pardes Option. As of the Effective Time, each outstanding In-the-Money Option will be cancelled and the holder of such cancelled Pardes Option will be entitled to receive (i) an amount in cash, without interest and subject to any withholding of taxes, equal to the product of (A) the total number of Shares subject to such Pardes Option immediately prior to the Effective Time multiplied by (B) the excess, if any, of the Cash Amount over the applicable exercise price per Share under such Pardes Option and (ii) one CVR for each Share subject to such Pardes Option. Each Pardes Option that is not an In-the-Money Option will be cancelled as of the Effective Time for no consideration.

The following table sets forth the aggregate number of Shares subject to unvested In-the-Money Options held by each of Pardes’ executive officers and directors as of July 16, 2023.

Name of Executive Officer or Director	Number of Shares Subject to Accelerated In-the-Money Options (#)	Cash Amount for Accelerated In-the-Money Options ($)
Thomas Wiggans	503,907	55,430
Heidi Henson	139,974	15,397
Elizabeth H. Lacy	139,974	15,397
Laurie Smaldone Alsup, M.D.	34,375	11,000
Mark Auerbach	34,375	11,000
Deborah M. Autor	34,375	11,000
Laura J. Hamill	34,375	11,000
J. Jay Lobell	34,375	11,000
Uri A. Lopatin, M.D.	34,375	11,000
John C. Pottage, Jr., M.D.	34,375	11,000
James B. Tananbaum, M.D.	34,375	11,000
Michael D. Varney, Ph.D.	34,375	11,000

The following table sets forth (i) the aggregate number of Shares subject to In-the-Money Options held by each of Pardes’ executive officers and directors as of July 25, 2023 (which, for clarity, are also included in the immediately preceding table), and (ii) the aggregate cash consideration that would be payable in respect of such

In-the-Money Options at the Effective Time, calculated by multiplying (a) the number of Shares subject to such Pardes Options by (b) the excess of the Cash Amount over the respective per Share exercise prices of the such Pardes Options, based on a Cash Amount of $2.19 per Share. No amounts have been included in the table below with respect to the CVRs to be received by Pardes’ executive officers and directors in respect of their Pardes Options; however, each Pardes executive officer and director listed below will receive one CVR for each Share subject to an outstanding In-the-Money Option.

Name of Executive Officer or Director	Number of Shares Subject to In-the-Money Options (#)	Cash Amount for In-the-Money Options ($)
Thomas Wiggans	562,500	61,875
Heidi Henson	156,250	17,188
Elizabeth H. Lacy	156,250	17,188
Laurie Smaldone Alsup, M.D.	37,500	12,000
Mark Auerbach	37,500	12,000
Deborah M. Autor	37,500	12,000
Laura J. Hamill	37,500	12,000
J. Jay Lobell	37,500	12,000
Uri A. Lopatin, M.D.	37,500	12,000
John C. Pottage, Jr., M.D.	37,500	12,000
James B. Tananbaum, M.D.	37,500	12,000
Michael D. Varney, Ph.D.	37,500	12,000

Payments Upon Termination or Change of Control

Executive Severance Plan

Each of Mr. Wiggans and Mses. Henson and Lacy participate in the Company’s Executive Severance Plan, which provides that if the executive officer’s employment is terminated other than for “Cause” or by reason of the executive officer’s death or disability, or the executive officer resigns for “Good Reason”, in each case during the period beginning three months prior to a change in control and ending on the one-year anniversary of a change in control, then the executive officer will be entitled to receive the following, in exchange for a release of claims:

•	In the case of Mr. Wiggans, a lump sum cash severance amount equal to:

•	150% of his base salary;

•	150% of his target annual bonus; and

•

the monthly employer contribution that the Company would have made to provide COBRA continuation for Mr. Wiggans and his eligible dependents if he had remained employed for 18 months, plus an additional gross-up payment for the administrative fees and taxes incurred by Mr. Wiggans in connection with such COBRA continuation payments.

•	In the case of Mses. Henson and Lacy, a lump sum cash severance amount equal to:

•	100% of the executive officer’s base salary;

•	100% of the executive officer’s target annual bonus; and

•

the monthly employer contribution that the Company would have made to provide health insurance for the executive officer and his or her eligible dependents if the executive officer had remained employed for 12 months, plus an additional gross-up payment for the administrative fees and taxes incurred by the executive officer in connection with such COBRA continuation payments.

For purposes of the Company’s Executive Severance Plan:

•

“Cause” means the executive officer’s (i) intentional commission of an act, or intentional failure to act, that materially injures the Company’s business, (ii) intentional refusal or intentional failure to act in accordance with any lawful and proper direction or order of the Pardes Board or the executive officer’s manager, as applicable, (iii) material breach of his or her fiduciary, statutory, contractual, or common law duties to the Company (including any material breach of his or her restrictive covenant agreement or the Company’s written policies); (iv) indictment for or conviction of any felony or crime involving dishonesty, or (v) participation in any fraud or other act of willful misconduct against the Company. For purposes of the foregoing clauses (i) and (ii), in no event shall any business judgment made in good faith by the executive officer and within the executive officer’s defined scope of authority constitute a basis for termination for cause under the Executive Severance Plan. In the event that an event described in the foregoing clauses (i) or (v) is reasonably capable of being cured, the Company shall provide the executive officer with written notice describing the nature of such event and the executive officer shall thereafter have twenty (20) days to cure such event.

•

“Good Reason” means (i) a material diminution in the nature or scope of the executive officer’s position, responsibilities, authority or duties, (ii) a material reduction in the executive officer’s base salary other than part of a reduction in base salaries of all or substantially all other Pardes senior executives that is in the same proportion as the reduction in the executive officer’s base salary, (iii) the permanent, non-voluntary relocation of the executive officer’s principal place of employment to a location that increases the executive officer’s one-way commuting distance by more than fifty (50) miles as compared to the executive officer’s then-current principal place of employment immediately prior to such relocation and (vi) in the case of Mr. Wiggans, not being appointed or being removed as the Company’s Chief Executive Officer or any successor company in a merger, reorganization or similar transaction and/or a change in his reporting such that he does not report to the Pardes Board or the board of directors of the successor company in a merger, reorganization or similar transaction.

On July 16, 2023, the Company entered into a letter agreement with Mr. Wiggans (the “Wiggans Letter Agreement”) providing for a reduction of his base salary from $625,00 to $312,500 per annum. However, pursuant to the terms of the Wiggans Letter Agreement, Mr. Wiggans’ severance benefits under the Company’s Executive Severance Plan (including with respect to his annual target bonus) will continue to be based on an annual base salary of $625,000 per annum.

Retention Awards

On June 2, 2023, the Company awarded each of Mses. Henson and Lacy a one-time cash retention payment in the amount of $100,000, to be paid in a single lump-sum within 15 days following the closing of the Merger, if both Mses. Henson and Lacy remain actively employed with the Company through the closing of the Merger.

Named Executive Officers that are Former Executive Officers

On March 1, 2022, Dr. Lopatin stepped down as Chief Executive Officer and President. Dr. Lopatin continued as an employee in the role of Chief Scientific and Strategic Advisor until July 31, 2022, and has been engaged as a consultant to the Company since August 1, 2022. Dr. Kearney’s employment was terminated May 15, 2023, and he has been engaged as a consultant to the Company since such time. Dr. Lopatin and Dr. Kearney each received severance benefits under the Company’s Executive Severance Plan in connection with their termination of employment.

Non-Employee Director Compensation

The Pardes Board has adopted a non-employee director compensation policy, designed to enable Pardes to attract and retain, on a long-term basis, highly qualified non-employee directors. Under the policy, the Company’s non-employee directors are eligible to receive cash retainers (which will be prorated for partial years of service) and equity awards as set forth below:

Annual Retainer for Board Membership
Annual service on the board of directors	$35,000
Additional retainer for annual service as non-executive chairperson	$30,000
Additional retainer for annual service as lead independent director	$30,000
Additional Annual Retainer for Committee Memberships
Annual service as Audit Committee chairperson	$15,000
Annual service as member of the Audit Committee (other than chair)	$7,500
Annual service as Compensation Committee chairperson	$10,000
Annual service as member of the Compensation Committee (other than chair)	$5,000
Annual service as Nominating and Corporate Governance Committee chairperson	$8,000
Annual service as member of the Nominating and Corporate Governance Committee (other than chair)	$4,000
Annual service as Science and Technology Committee chairperson	$8,000
Annual service as member of the Science and Technology Committee (other than chair)	$4,000

In addition, the Company’s policy provides that, upon initial election or appointment to the Pardes Board, each non-employee director will be granted a non-statutory stock option to purchase 75,000 shares of the Company’s Common Stock on the date of such director’s election or appointment to the Pardes Board (the “Director Initial Grant”), subject to market checks at the time the award is granted. The Director Initial Grant will vest in substantially equal monthly installments over three years, subject to a continued service relationship with the Company. On the date of each annual meeting of stockholders of the Company, each non-employee director who will continue as a non-employee director following such meeting will be granted an annual award of a non-statutory stock option to purchase 37,500 shares of Common Stock (the “Director Annual Grant”), subject to market checks at the time the award is granted. If a new non-employee director joins the Pardes Board and receives a Director Initial Grant within three months of the annual meeting of stockholders, then such non-employee director will not be granted a Director Annual Grant at that annual meeting of stockholders. The Director Annual Grant will vest in substantially equal monthly installments over twelve months but shall vest in full on the date of the Company’s next annual meeting of stockholders if earlier than the first anniversary of the grant date, subject to a continued service relationship with the Company. The Director Initial Grant and Director Annual Grant are subject to full acceleration vesting upon the sale of the Company, such as the Transaction (single-trigger vesting). All of the foregoing stock options will be granted with a per share exercise price equal to the fair market value of a share of Common Stock on the date of grant and have a 10-year term.

The aggregate amount of compensation, including both equity compensation and cash compensation, paid to any of the Company’s non-employee director in a calendar year period will not exceed $1,000,000 in the first calendar year such individual becomes a non-employee director and $750,000 in any other calendar year.

Director’s fees are prorated to the date the director is appointed or elected. The Company will reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of the Pardes Board or any committee thereof. Employee directors will receive no additional compensation for their service as a director.

Golden Parachute Compensation

For purposes of this Schedule 14D-9, Pardes’ named executives consist of (i) Thomas Wiggans, Chief Executive Officer, (ii) Heidi Henson, Chief Financial Officer, (iii) Brian P. Kearney, PharmD, former Chief Development Officer, and (iv) Uri A. Lopatin, M.D., former Chief Executive Officer and President.

The tables below assume that (1) the Effective Time will occur on August 25, 2023, (2) except as described below in the case of Dr. Lopatin and Dr. Kearney, who have terminated employment as of July 31, 2022 and May 15, 2023, respectively, each named executive remains in employment through the Effective Time and is terminated without “Cause” on August, 25, 2023, (3) the Cash Amount will equal $2.19 per Share, (4) except as otherwise provided in the Wiggans Letter Agreement, the named executive officers’ base salary and target annual bonus rates remain unchanged from those in place as of the date of this Schedule 14D-9, (5) no named executive officer receives any additional equity awards following the date of this Schedule 14D-9, and (6) no named executive officer enters into any new agreement with the Company following the date of this Schedule 14D-9 or otherwise becomes legally entitled to additional compensation or benefits.

The amounts shown in the tables below include the value of the named executive officers’ Pardes Restricted Shares and Pardes Options that were accelerated and became vested on July 16, 2023, but do not include amounts that the named executive officers would have been entitled to receive regardless of whether the Effective Time has occurred, that were vested as of July 16, 2023, or amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of a named executive officer and that are generally available to all of the Company’s salaried employees.

The estimated amounts below are based on multiple assumptions that may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the tables below. As a result, the actual amounts, if any, that a named executive receives may materially differ from the amounts set forth in the tables below.

Name of Executive Officer (including former executive officers)	Cash Payments ($)(1)	Equity Awards ($)(2)	Perquisites / Benefits($)(3)	Other($)(4)	Total ($)
Thomas Wiggans	1,406,250	55,430	43,320	72,200	1,557,199
Heidi Henson	709,700	193,639	24,196	40,327	967,863
Brian Kearney, PharmD	—	328,521	30,773	—	359,294
Uri A. Lopatin, M.D.	—	2,066,381	—	—	2,066,381

(1)

The amounts shown in this column represent (i) the aggregate cash severance that each of Mr. Wiggans and Ms. Henson would receive upon a termination without “cause” or a resignation for “good reason” under the Company’s Executive Severance Plan (double-trigger payments), determined based on the sum of 150% of Mr. Wiggans’ base salary and annual target bonus as in effect as of July 16, 2023, pursuant to the terms of the Wiggans Letter Agreement, and the sum of 100% of Ms. Henson’s base salary and annual target bonus as in effect as of the date of this Schedule 14D-9, and (ii) Ms. Henson’s aggregate retention award (single-trigger payment), in each case as set forth in the table below.

Name of Executive Officer	Cash Severance ($)	Retention ($)	Total ($)
Thomas Wiggans	1,406,250	—	1,406,250
Heidi Henson	609,700	100,000	709,700
Brian Kearney, PharmD	—	—	—
Uri A. Lopatin, M.D.	—	—	—

(2)

The amounts shown in this column represent the aggregate amounts Cash Amount that each named executive officer would receive in respect of his or her Pardes Restricted Shares and unvested In-the-Money Stock Options that were accelerated and became vested as of July 16, 2023 (single-trigger payments). The amounts shown in the table below do not include any amount with respect to the CVRs to be received by the named executive officers in respect of such Pardes Restricted Shares and unvested

In-the-Money Options; however, each named executive officer will receive one CVR for each such Pardes Restricted Share and each Share subject to each such unvested In-the-Money Option.

Name of Executive Officer	Restricted Shares ($)	Stock Options ($)	Total ($)
Thomas Wiggans	—	55,430	55,430
Heidi Henson	178,242	15,397	193,639
Brian Kearney, PharmD	313,124	15,397	328,521
Uri A. Lopatin, M.D.	2,055,381	11,000	2,066,381

(3)

The amounts shown in this column represent an amount equal to the COBRA continuation coverage that each of Mr. Wiggans and Ms. Henson would receive upon a termination without “cause” or a resignation for “good reason” under the Company’s Executive Severance Plan (double-trigger payments), based on 18 months of coverage for Mr. Wiggans and 12 months of coverage for Ms. Henson.

(4)

The amounts shown in this column represent the additional gross-up payment that each of Mr. Wiggans and Ms. Henson would receive for the administrative fees and taxes incurred by such named executive officer in connection with the COBRA continuation payments described in the preceding footnote 3.

Section 16 Matters

The Pardes Board has adopted a resolution that, to the extent permitted, the disposition and conversion of all Company equity securities (including derivative securities) pursuant to the Merger Agreement by any officer or director of the Company who is a covered person for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be an exempt transaction for purposes of Section 16 of the Exchange Act.

Indemnification; Directors’ and Officers’ Insurance

Parent has agreed to cause the Surviving Corporation to honor and discharge all rights to indemnification existing in favor of the current or former directors, officers, employees or agents (including fiduciaries with respect to an employee benefit plan) of Pardes or its predecessors (each, an “Indemnified Party”) for acts or omissions occurring at or prior to the Effective Time, as such indemnification provisions are provided for in the second amended and restated certificate of incorporation of Pardes (“Pardes Charter”), the Pardes Bylaws or indemnification agreements in effect as of the date of the Merger Agreement and previously made available to Parent, and that such rights shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party for a period of six years from the Merger Agreement.

At or prior to the Effective Time, following good faith consultation with Parent, Pardes may obtain and fully pay the premium for “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Transactions) for the period beginning upon the Offer Closing Time and ending six years from the Effective Time, covering each Indemnified Party and containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are in the aggregate, no less favorable to any Indemnified Party than those of Pardes’ directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement (the “Existing D&O Policies”), and Parent will cause such “tail” insurance policies to be maintained in full force and effect, for their full term, and cause all obligations thereunder to be honored by it and the Surviving Corporation; provided, that in no event will Parent or the Surviving Corporation be required to pay annual premiums for insurance in excess of 300% of the amount of the annual premiums currently paid by Pardes for the Existing D&O Policies, it being understood that Parent or the Surviving Corporation will be obligated to provide as much coverage as may be obtained for such 300% amount. In the event Pardes does not obtain such “tail” insurance policies, then, for the period beginning upon the Offer Closing Time and ending six years from the Effective Time, Parent shall either (i) purchase such “tail” insurance policies or (ii) maintain in effect the Existing D&O Policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Transactions).

In the event (i) the Surviving Corporation or any of its successors or assigns (A) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers all or substantially all of its properties and assets to any person, or (ii) Parent or any of its successors or assigns dissolves the Surviving Corporation, then, and in each such case, Parent shall ensure that the successors and assigns or transferees expressly assume the obligations described above.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Recommendation of the Special Committee and the Pardes Board

At a meeting of the Special Committee held on July 16, 2023, the Special Committee unanimously:

•	determined that the terms of the Offer, the Merger and the other Transactions are fair to, and in the best interests of, Pardes and the Unaffiliated Stockholders; and

•

recommended that the Pardes Board: (i) determine that the terms of the Offer, the Merger and the other Transactions are fair to, and in the best interests of, Pardes and the Unaffiliated Stockholders; (ii) duly authorize and approve the execution, delivery and performance by Pardes of the Merger Agreement and the consummation by the Company of the Transactions; (iii) declare the Merger Agreement and the Transactions advisable; and (iv) recommend that the Unaffiliated Stockholders accept the Offer and tender their shares of Common Stock in the Offer.

At a meeting of the Pardes Board held on July 16, 2023, based on the recommendation of the Special Committee, the non-recused members of the Pardes Board unanimously:

•	determined that the terms of the Offer, the Merger and the other Transactions are fair to, and in the best interests of Pardes and the Unaffiliated Stockholders;

•	authorized and approved the execution, delivery and performance by Pardes of the Merger Agreement and the consummation by Pardes of the Transactions;

•	declared advisable the Merger Agreement and the Transactions;

•	resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL; and

•

subject to the other terms and conditions of the Merger Agreement, resolved to recommend that the Unaffiliated Stockholders accept the Offer and tender their shares of Common Stock pursuant to the Offer.

Accordingly, for the reasons described in more detail below and based on the recommendation of the Special Committee, the non-recused members of the Pardes Board unanimously recommends that Pardes’ Unaffiliated Stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Based on the knowledge and analysis of available information regarding Pardes and consideration of factors described herein, Pardes reasonably believes that the terms of the Merger Agreement and the Offer are fair to the stockholders other than Parent and its affiliates and the director and officer stockholders of the Company, and “affiliates” (as such term is defined under Rule 12b-2 of the Exchange Act) of the Company. A press release, dated July 17, 2023, issued by Pardes announcing the Offer and the entry into the Merger Agreement, is included as Exhibit (a)(1)(F) hereto and is incorporated herein by reference.

Background of the Offer and the Merger

The Pardes Board, together with Pardes’ senior management, has regularly reviewed and assessed Pardes’ strategic direction and business plans with a view towards identifying potential opportunities to increase stockholder value, taking into account Pardes’ research and development efforts and its pre-clinical and clinical development programs, the evolution of the COVID-19 pandemic as well as financial, industry, competitive and other considerations.

At a meeting of the Pardes Board held on March 31, 2023, also attended by members of Pardes’ senior management and a representative of Fenwick & West LLP (“Fenwick”), Pardes’ outside legal counsel, Pardes’ management presented the topline results of Pardes’ Phase 2 clinical trial of pomotrelvir for the treatment of patients with mild to moderate COVID-19. Pomotrelvir did not achieve the clinical trial’s primary endpoint as measured by the proportion of clinical trial participants below the limit of detection for infectious SARS-CoV-2 by infectious virus assay on day three of treatment with pomotrelvir versus with placebo. Based upon the topline results from the Phase 2 clinical trial, the Pardes Board determined to suspend further clinical development of pomotrelvir, wind down research and development activities in an orderly manner, implement a substantial reduction in force and initiate a review of a range of the Company’s strategic alternatives.

On April 3, 2023, Pardes issued a press release disclosing the topline results of the Phase 2 clinical trial and that the Pardes Board would undertake a review of strategic alternatives.

On April 7, 2023, certain affiliates of Foresite Capital Management (collectively, “Foresite”) filed an amendment to their respective Schedule 13Ds, disclosing that Foresite beneficially owned 16,813,146 Shares, representing beneficial ownership of approximately 27.24% of the outstanding Shares.

On April 13, 2023, the Pardes Board held a meeting, also attended by members of Pardes’ senior management, a representative of Fenwick and representatives of Leerink Partners LLC (“Leerink Partners”), to discuss on a preliminary basis a process to explore Pardes’ strategic alternatives. James B. Tananbaum, M.D., a member of the Pardes Board and the founder and chief executive officer of Foresite Capital Management, advised the Pardes Board that Foresite was potentially interested in making a “cash out” tender offer for all outstanding Shares, but provided no specific details for such a transaction nor was such a transaction further discussed with Dr. Tananbaum. The representative of Fenwick reviewed with the Pardes Board its fiduciary duties and process considerations in considering the Company’s strategic alternatives. The Pardes Board received a presentation from representatives of Leerink Partners providing a general overview of strategic alternative considerations including various potential transaction structures, including a “reverse merger” with a privately held company, in-licensing or acquiring clinical assets or new technologies, a merger with another publicly traded company, a “cash-out” tender offer, and a statutory dissolution and return of capital to stockholders. After the presentation, representatives of Leerink Partners left the meeting. Dr. Tananbaum was then requested to, and did, leave the meeting, and the representative of Fenwick reviewed with the Pardes Board structuring a process to evaluate the Company’s strategic alternatives, including potential procedural safeguards to be employed given that a significant stockholder and affiliate of a Board member was considering proposing a “cash out” tender offer for outstanding Shares. The Pardes Board determined that Dr. Tananbaum would not participate in any future Pardes Board discussions regarding the Company’s potential strategic alternatives and discussed the advisability of establishing a special committee of independent and disinterested directors to oversee the strategic process.

On April 20, 2023, Foresite submitted to the Pardes Board a written non-binding expression of interest in exploring and evaluating a potential acquisition of all Shares not already owned by the Foresite Stockholders in a going-private transaction. Foresite’s expression of interest did not propose any specific terms for a transaction. Foresite’s letter indicated that Foresite would not move forward with such a transaction unless it was approved by a special committee of independent and disinterested directors of the Pardes Board (with the assistance of legal and financial advisors selected by that special committee) and that consummation of such a transaction would be subject to a non-waivable condition requiring approval of the stockholders holding at least a majority of all the issued and outstanding Shares not held by the Foresite Stockholders or their affiliates. Foresite’s letter also noted that the Foresite Stockholders were not interested in a sale of their holdings in Pardes or in participating in an alternative change in control of the Company and that if the Pardes special committee did not recommend, or the unaffiliated Pardes stockholders did not approve, a Foresite acquisition, that such determination would not adversely affect Foresite’s future relationship with Pardes and Foresite would intend to remain a long-term stockholder of the Company. Foresite filed an amendment to its Schedule 13D on April 21, 2023, disclosing its letter to the Pardes Board and its interest in a potential acquisition of Shares not already owned by it or its affiliates.

On May 2, 2023, the Pardes Board (other than Dr. Tananbaum, who was not invited to participate in the meeting) held a meeting also attended by members of Pardes’ senior management and representatives of Fenwick, to discuss the formation of a special committee consisting of independent and disinterested directors unaffiliated with Foresite to direct a process to explore and evaluate Pardes’ strategic alternatives. The representatives of Fenwick reviewed with the Board fiduciary duty and process considerations with respect to such a strategic process as well as the expression of interest received from Foresite. The Pardes Board reviewed whether Mr. Auerbach, Ms. Hamill, Dr. Pottage or Mr. Wiggans had any relationships with Foresite that would pose a potential conflict of interest or call into question their independence, and determined that each such director did not have any significant or otherwise disqualifying conflict of interest with respect to Foresite and could serve as a disinterested and independent member of the special committee. The Pardes Board approved the formation of the special committee, with Mr. Auerbach, Ms. Hamill, Dr. Pottage and Mr. Wiggans appointed as its members (the “Special Committee”), and delegated to the Special Committee full power and authority to, among other things, formulate, establish, oversee, control and direct a process for the evaluation and negotiation of strategic alternatives for Pardes, including any transaction with Foresite, evaluate the advisability and fairness to Pardes and its stockholders (other than any subset of stockholders that the Special Committee determined to be appropriate) of any strategic transaction, negotiate the terms and conditions of any strategic transaction, reject any proposed strategic transaction, adopt defenses to an unsolicited bid as it may deem appropriate, make a recommendation to the Pardes Board concerning approval and adoption of any strategic transaction, and engage legal, financial and other advisors as it deemed appropriate. The Pardes Board further resolved that it would not recommend any strategic transaction for approval by the Company’s stockholders, or otherwise approve such a transaction, without the prior favorable recommendation of the transaction by the Special Committee.

On May 3, 2023, the Special Committee held a meeting, also attended by members of Pardes’ senior management and representatives of Fenwick, at which the Special Committee discussed the selection of legal and financial advisors to advise the Special Committee in its review of strategic alternatives and the criteria to be used by the Special Committee to evaluate potential reverse merger business combination candidate companies. The Special Committee reviewed, with the assistance of the representatives of Fenwick, whether Leerink Partners and another potential financial advisor under consideration had any relationships with respect to Foresite, its affiliates and its portfolio companies that would pose a potential conflict of interest or call into question their independence. Leerink Partners informed the Special Committee that Leerink Partners had previously held investments in certain Foresite-affiliated funds that were immaterial in amount to Leerink Partners, but that no such investments were currently held by Leerink Partners and that Leerink Partners had no plans to make any such investment in the future. Leerink Partners also informed the Special Committee that, from time to time, Leerink Partners provides investment banking services to companies in which Foresite may hold an investment. Furthermore, Leerink Partners informed the Special Committee, and the Special Committee considered, that certain executives of Leerink Partners held investments in certain Foresite-affiliated investment funds which holdings were immaterial in amount to such Leerink Partners executives, and one of those Leerink Partners executives had previously served on the boards of directors of certain Foresite-sponsored special purpose acquisition companies, including the company that combined with Pardes. The representatives of Fenwick reported that Leerink Partners had affirmed that such executives would not participate in or direct the proposed provision of services by Leerink Partners to the Special Committee. Following such review, the Special Committee determined that neither Leerink Partners nor the other potential financial advisor had a significant or otherwise disqualifying conflict of interest nor a relationship that would call into question their independence with respect to Foresite.

The Special Committee considered the critical importance of following a process that would maximize the amount of Company net cash at the closing given that in either a cash acquisition of Pardes or a reverse merger involving Pardes, Pardes’ net cash at closing would be the primary asset in determining Pardes’ valuation and return to Pardes stockholders. The Special Committee then discussed that Leerink Partners had an extensive familiarity with Pardes, its business, assets and operations, as well as substantial experience assisting boards of directors and special committees with strategic review processes similar to the one the Special Committee was commencing, and that this familiarity and experience would likely allow the Special Committee’s work to proceed on a more expedited basis than if the Special Committee were to utilize the other potential financial advisor, given such other advisor had not previously performed work for Pardes.

The Special Committee then reviewed with Pardes’ chief financial officer the financial and other terms of engagement proposed by Leerink Partners and the other potential financial advisor. Following these discussions, the Special Committee determined that because Leerink Partners had no significant or otherwise disqualifying conflict of interest with respect to Foresite, and based upon, among other things, Leerink Partners’ longstanding relationship with Pardes and its business, as well as Leerink Partners’ experience and expertise in the pharmaceutical industry and its status as an internationally recognized investment banking firm that has substantial experience in transactions similar to those that the Special Committee would be considering, the Special Committee approved the engagement of Leerink Partners as its financial advisor in connection with the exploration of strategic alternatives and authorized management to finalize the terms of the engagement letter with Leerink Partners. The engagement of Leerink Partners was formalized in an engagement letter dated May 8, 2023.

The Special Committee also determined that Fenwick did not have any existing or prior relationships with Foresite that would pose a potential conflict of interest in representing the Special Committee. Among other things, the Special Committee considered that while Fenwick was currently serving as Pardes’ corporate and securities counsel, Fenwick was not Pardes’ counsel during the de-SPAC transaction, financing or other transactions between Pardes and Foresite, and was not selected as Pardes’ counsel by Foresite, Dr. Tananbaum or any other Foresite affiliates. Following this discussion, the Special Committee determined that there were no conflicts of interest with respect to Fenwick, and based on Fenwick’s qualifications, experience with transactions involving strategic review processes and biotechnology companies, and its experience with, and understanding of, Pardes and its business, the Special Committee approved the engagement of Fenwick as its legal advisor.

The Special Committee then reviewed with the members of Pardes’ senior management proposed criteria and a methodology framework to assess potential reverse merger candidates, including the experience of the candidate’s senior management team, the size and investment track record of its lead investors, the therapeutic area addressed by the candidate’s development programs, whether its lead development asset was at a clinical stage of development, whether the candidate had an expected development milestone within 18 months that could drive a material change in its valuation, whether the candidate’s most recent valuation was within a size range that was significant but would also allow Pardes’ stockholders to retain a meaningful portion of the combined company’s equity, and the candidate’s potential readiness to be a publicly-traded company. Following further discussion and revision of the proposed criteria and methodology, the Special Committee approved the criteria and methodology framework for assessing potential reverse merger candidates.

In the several days following its formation, the Special Committee, with the assistance of Pardes’ senior management and Leerink Partners, considered an initial list of 133 potential strategic reverse merger candidates. Applying the criteria developed by the Special Committee at its May 3 meeting, the Special Committee directed Leerink Partners to solicit proposals from nine reverse merger candidates based upon scientific and business criteria approved by the Special Committee. The Special Committee determined that while it would also contact and assess proposals from potential financial buyers (including Foresite) as part of its strategic process, it would first contact and solicit the proposals from the potential reverse merger candidates because it anticipated that it would need to perform more extensive diligence on the potential reverse merger candidates than on the potential financial buyers.

On May 11, 2023, representatives of Leerink Partners contacted the nine potential reverse merger candidates that the Special Committee had selected and requested that they submit by May 23, 2023 detailed proposals, including, among other things, the proposed respective valuation of Pardes and the potential reverse merger candidate in the proposed transaction, the potential reverse merger candidate’s cash position, any proposed new financing from existing or contemplated investors in connection with a reverse merger, the resulting pro forma combined company ownership percentage for Pardes’ stockholders, the pro forma combined company cash runway, and upcoming preclinical or clinical data catalysts to valuation. One of the nine potential reverse merger parties contacted by Leerink Partners did not respond to Leerink Partners’ outreach. Between May 12 and May 22, 2023, Pardes executed confidentiality agreements with the remaining eight potential reverse merger candidates, each containing customary “standstill” provisions that would expire upon Pardes’ entry into an agreement providing for a change in control transaction and similar events and none of which included a “don’t ask/don’t waive” provision. Each of these eight potential reverse merger counterparties submitted non-binding indications of interest to Leerink Partners on or prior to May 23, 2023.

On May 24, 2023, the Special Committee held a meeting, also attended by members of Pardes’ senior management and representatives of Fenwick and Leerink Partners, to discuss the proposals received from the potential reverse merger candidates. Representatives of Leerink Partners reviewed with the Special Committee each of the proposals, including the proposed respective valuation of Pardes and the potential reverse merger candidate in the proposed transaction, the increase (if any) in the potential reverse merger candidate’s proposed valuation from its most recent financing, the value ascribed to Pardes’ public listing, the potential reverse merger candidate’s cash position, any proposed new financing for the combined company from the potential reverse merger candidate’s existing or contemplated investors in connection with a reverse merger, the resulting pro forma combined company ownership percentage for Pardes’ stockholders, the pro forma combined company cash runway, upcoming preclinical or clinical data catalysts to valuation, and other differentiating features. The Special Committee directed Leerink Partners and Pardes management to provide additional analysis evaluating the potential reverse merger candidates according to the criteria approved by the Special Committee for further discussion at the next meeting of the Special Committee.

On May 26, 2023, the Special Committee held a meeting, also attended by members of Pardes’ senior management and representatives of Fenwick and Leerink Partners, to further review the eight proposals received from the potential reverse merger candidates. Following the discussion, the Special Committee determined that three of the eight proposals were the most compelling according to the Special Committee’s evaluation criteria and proposed transaction terms, and directed Leerink Partners to contact these three potential reverse merger candidates, Strategic Party A, Strategic Party B and Strategic Party C, in order to schedule presentations by the management of such candidates to the Special Committee and for Pardes management to conduct initial due diligence with respect to such candidates’ assets and development programs.

Strategic Party A’s proposal valued Pardes at $50 million, based on $10 million for its public listing and $40 million for its projected net cash at closing, assuming that electing Pardes stockholders would be provided the opportunity to have up to $100 million of their Pardes stock repurchased by the company. Strategic Party A’s proposal valued Strategic Party A at $257 million, representing 1.0 times its valuation in its most recent financing, and also provided for a concurrent private financing of at least $110 million to be raised primarily from Strategic Party A’s existing investors. Assuming this concurrent financing and the maximum amount of stock repurchase from Pardes stockholders, the pro forma equity split for the combined company would be 12.0% for Pardes stockholders (post stock repurchase), 61.6% for Strategic Party A’s existing stockholders and 26.4% for the new investors in the concurrent financing.

Strategic Party B’s proposal valued Pardes at $140 million, based solely on its projected net cash at closing, and Strategic Party B at a range of $402-434 million, representing 1.5 to 1.62 times its valuation in its most recent financing, resulting in a pro forma equity split for the combined company of 24.4% to 25.8% for Pardes stockholders and 74.2% to 75.6% for Strategic Party B’s existing stockholders.

Strategic Party C’s proposal valued Pardes at $155 million, including $15 million for its public listing and $140 million for its projected net cash at closing, and Strategic Party C at $310 million, representing 1.0 times its valuation in its most recent financing, resulting in a pro forma equity split for the combined company of 33.3% for Pardes stockholders and 66.7% for Strategic Party C’s existing stockholders.

The Special Committee discussed that the proposal received from Strategic Party A provided for a concurrent private financing of at least $110 million to be raised primarily from Strategic Party A’s existing investors and a return of up to $100 million in cash to existing Pardes stockholders that would elect to participate in a stock repurchase to be effected in connection with the merger. The Special Committee discussed the potential desirability of such a transaction that combined an immediate return of capital to Pardes’ stockholders with a reverse merger that would provide potential value upside for Pardes’ stockholders through their continued equity ownership in the combined company, and requested that Leerink Partners make inquiries of Strategic Party B and Strategic Party C regarding their willingness to include a return of cash to Pardes stockholders in their proposals. The proposal from Strategic Party C was the only one of the eight proposals received from the potential reverse merger candidates that requested exclusivity, and Leerink Partners was instructed to inform Strategic Party C that Pardes would not enter into exclusivity. Also at this meeting, the Special Committee discussed potential financial parties who the Special Committee, with the advice of Leerink Partners, believed would potentially have interest in acquiring Pardes via a “cash out” tender offer, including Foresite. Following this discussion, the Special Committee directed Leerink Partners to contact three financial parties (Foresite, Financial Buyer A and Financial Buyer B) to solicit transaction proposals from them by May 31, 2023.

In the days following the May 26, 2023 meeting, representatives of Leerink Partners contacted each of Strategic Party A, Strategic Party B, Strategic Party C, Foresite, Financial Buyer A and Financial Buyer B and delivered the messages that the Special Committee had instructed.

On May 27, 2023, Strategic Party B orally communicated to a representative of Leerink Partners its revised proposal to include a return of capital to Pardes stockholders equal to Pardes’ net cash at closing in excess of $100 million, with a reduction in the proposed exchange ratio for the stock portion of the transaction from its original proposal based on Pardes’ resulting reduced projected cash balance (after giving effect to the return of capital).

On May 30, 2023, Strategic Party C orally communicated to a representative of Leerink Partners its revised proposal to include a return of capital to Pardes stockholders equal to Pardes’ net cash at closing in excess of $80 million, with a reduction in the proposed exchange ratio for the stock portion of the transaction from its original proposal based on Pardes’ resulting reduced projected cash balance (after giving effect to the return of capital).

Also on May 30, 2023, Financial Buyer A submitted a non-binding proposal for a “cash out” tender offer for all outstanding Shares, followed by a second-step merger, pursuant to which Pardes stockholders would receive in the aggregate $135 million in cash, plus contingent value rights for 80% of the net proceeds from the sale of Pardes’ assets. The proposal assumed that Pardes’ cash at closing would be at least $150 million, net of transaction expenses, wind down expenses and legacy liabilities. Leerink Partners subsequently confirmed with Financial Buyer A that Pardes’ projected net cash at closing was $141 million and that Financial Buyer A intended that its bid provide for aggregate cash consideration to Pardes stockholders to be approximately 90% of Pardes’ net cash at closing. Financial Buyer A then amended its proposal to be $2.07 per Share, based on an assumption of $141 million of Pardes’ projected net cash at closing. The proposal requested a 30-day exclusivity period, with additional 10-day extensions, for Financial Buyer A to conduct diligence and negotiate transaction documentation. In order to incentivize Foresite to put forward a compelling proposal, on June 1, 2023, Leerink Partners informed Foresite that Pardes had received an acquisition proposal from a financial buyer, without additional detail.

On June 1, 2023, Pardes entered into a confidentiality agreement with Financial Buyer A, which contained a customary 12-month “standstill” provision with customary exclusions, including a provision that terminated the standstill upon the Company’s entry into an agreement providing for a change in control transaction and similar events and which did not contain a “don’t ask/don’t waive” provision.

On June 1, 2023, the Pardes Board held a regularly scheduled meeting, also attended by members of Pardes’ senior management and representatives of Fenwick, at which, among other things, the Board (other than Dr. Tananbaum, who was recused from the portions of the meeting relating to strategic alternatives and the status of the Company’s wind down activities and reduction in force) received an update on the Special Committee’s strategic review process to date and Pardes’ management reviewed the status of the Company’s wind down activities and reduction in force.

From June 1, 2023 to June 3, 2023, the Special Committee held due diligence meetings with the respective management teams of Strategic Party A, Strategic Party B and Strategic Party C to discuss, with respect to each counterparty, among other things, the disease indications targeted by such counterparty’s development programs, the ease or difficulty in demonstrating therapeutic benefits from the counterparty’s product candidates, the degree to which the counterparty’s product candidates’ mechanism of action was novel and whether proof of concept had been demonstrated, the stage of development of its clinical program, its regulatory strategy, the timing for its next receipt of clinical data, the liabilities, financial commitments, projected cash needs, and current and future funding opportunities of the counterparty, the commercial market for the counterparty’s lead product candidate, the competitive dynamics for the counterparty’s product candidates in its proposed indications, potential partnering opportunities for the counterparty’s product candidates and the transaction structures and terms proposed by such counterparty.

On June 5, 2023, Foresite submitted a non-binding proposal for a “cash out” tender offer for all outstanding Shares not owned by it or its affiliates, followed by a second-step merger, pursuant to which Pardes stockholders would receive $1.93 in cash per Share, plus a contingent value right for 80% of the net proceeds from the sale of Pardes’ assets payable from any license or disposition involving pomotrelvir within one year of closing. The proposal assumed that Pardes’ net cash at closing would be at least $141 million and implied that Pardes stockholders would receive in the aggregate $119 million in cash. The Foresite proposal did not request a period of exclusivity.

On June 6, 2023, the Special Committee held a meeting, also attended by members of Pardes’ senior management and representatives of Fenwick and Leerink Partners, to discuss, among other things, the indications of interest received from the potential reverse merger counterparties and potential financial buyers. Pardes’ senior management reviewed with the Special Committee an alternative potential strategy whereby Pardes would act as a consolidator of small capitalization publicly-traded biotech companies currently trading at share prices below their cash value by acquiring such companies at a discount to their net cash position. The Special Committee concluded that changing the focus of Pardes to acquire distressed companies for their net cash value was not in the best interest of Pardes stockholders. Representatives of Leerink Partners reviewed the proposals received from Foresite and Financial Buyer A and noted that Financial Buyer B did not respond to a request for a proposal. The Special Committee and members of Pardes’ management discussed their technical and scientific assessment of each of Strategic Party A, Strategic Party B and Strategic Party C based on the management presentations held and review of the diligence materials provided by each such potential counterparty and publicly available information. Representatives of Leerink Partners provided insight on market trends and terms in other reverse merger transactions, and noted that reverse merger transactions that included a concurrent private placement financing from the merger partners’ existing investors tended to demonstrate superior near-term trading performance to reverse merger transactions without concurrent private financings. Pardes’ management reported to the Special Committee that a number of Pardes stockholders unaffiliated with Foresite had contacted Pardes management expressing a desire that whatever strategic alternative that the Pardes Board pursued should include a significant return of cash to Pardes stockholders. Following discussion, the Special Committee noted that Strategic Party A’s proposal included a concurrent private financing primarily from its existing investors and a return of capital to Pardes’ stockholders of up to $100 million, and directed Leerink Partners to request that Strategic Party B and Strategic Party C revise their proposals to include a concurrent private financing of at least $100 million and provide for a return of capital to Pardes’ stockholders of at least $100 million. The Special Committee directed Leerink Partners to request that Strategic Party A increase the potential return of capital to Pardes’ stockholders to be effected through a stock repurchase to up to $110 million and to consider reducing Strategic Party A’s valuation relative to Pardes in the merger in order to provide Pardes stockholders with an increased percentage of the combined company’s equity. The Special Committee directed Leerink Partners to revert to Foresite and Financial Buyer A and seek improved proposals from each party. Leerink Partners provided the feedback to the potential counterparties as directed by the Special Committee on June 6, 2023.

On June 8, 2023, Strategic Party B informed representatives of Leerink Partners that it could not revise its proposal to include a concurrent private financing and a return of capital to Pardes stockholders of at least $100 million, and withdrew its proposal to Pardes.

On June 9, 2023, Financial Buyer A submitted a revised non-binding proposal for a “cash out” tender offer for all outstanding Shares, followed by a second-step merger, pursuant to which Pardes stockholders would receive in the aggregate Pardes’ net cash at closing less a fixed amount of $14 million (implying that Pardes stockholders would receive $2.06 in cash per Share at the assumed level of Pardes’ net cash at closing), plus a contingent value right for 80% of the net proceeds from the sale of any legacy Pardes asset. The proposal requested a 30-day exclusivity period, with additional 10-day extensions, for Financial Buyer A to conduct diligence and negotiate transaction documentation.

On June 10, 2023, Strategic Party A informed representatives of Leerink Partners that it was pursuing a reverse merger transaction with another party and was withdrawing its proposal to Pardes.

Also on June 10, 2023, Foresite submitted a revised non-binding proposal to acquire all Shares not owned by the Foresite Stockholders for an amount in cash equal to the product of (i) Pardes’ net cash balance at closing less a fixed amount of $12 million multiplied by (ii) the percentage of Shares not owned by the Foresite Stockholders (implying that such Pardes stockholders unaffiliated with Foresite would receive $2.09 in cash per Share at the assumed Pardes’ net cash level at closing), plus a contingent value right representing the right to receive 90% of the net proceeds payable from any license or disposition involving pomotrelvir within one year of closing (but did not address the treatment of any other legacy Pardes’ assets). The Foresite proposal assumed that Pardes’ net cash at closing would be $141 million and did not request a period of exclusivity.

In response to the request from Leerink Partners, Strategic Party C conducted further diligence but did not revise its proposal.

On June 11, 2023, the Special Committee held a meeting, also attended by members of Pardes’ senior management and representatives of Fenwick and Leerink Partners, to discuss, among other things, the status of the strategic process and the most recent proposals received from Foresite and Financial Buyer A. Following review and comparison of the two financial proposals received, the Special Committee directed Leerink Partners to request each party’s best and final upfront cash offer, require that the proposed CVR include any value generated from transactions in respect of all of Pardes’ assets in addition to pomotrelvir, including next generation compounds, and, in light of the Special Committee’s belief that, in order to maximize the possibility that there would be a realization of value for the CVR, each party should revise its proposal to provide for the longest possible CVR period, and, if required to incentivize such party to agree to a longer CVR period, to trade for such longer period in exchange for a lower relative percentage of the CVR proceeds being payable to Pardes’ stockholders (which the committee believed would also better align the interests of the parties and further incentivize either financial buyer to pursue transactions that could allow for the possibility that future value would be payable to CVR holders). As directed by the Special Committee, Leerink Partners requested each party’s best and final proposal.

On June 12, 2023, Financial Buyer A contacted representatives of Leerink Partners to state its willingness to proceed with a “cash out” tender offer for all outstanding Shares for an amount equal to Pardes’ net cash at closing less a fixed amount of $12.5 million (implying that Pardes stockholders would receive $2.08 in cash per Share at the assumed Pardes’ net cash level at closing), plus a contingent value right to provide for 80% of the net proceeds from any license or disposition involving any Pardes asset.

Also on June 12, 2023, Foresite contacted representatives of Leerink Partners to state its willingness to proceed with a “cash out” tender offer transaction for all outstanding Shares not owned by the Foresite Stockholders or their affiliates for an amount equal to Pardes’ net cash at closing less a fixed amount of $12 million (implying that Pardes stockholders would receive $2.09 in cash per Share at the assumed Pardes’ net cash level at closing), and to revise the terms of the contingent value right to provide for 80% of the net proceeds from any license or disposition involving any Pardes asset within five years of closing.

Later on June 12, 2023, the Special Committee held a meeting, also attended by members of Pardes’ senior management and representatives of Fenwick and Leerink Partners, to discuss the best and final proposals from Foresite and Financial Buyer A. During the discussion, the Special Committee noted that, in addition to Foresite deducting a smaller amount of Pardes’ net cash in the transaction than the proposal of Financial Buyer A, Foresite had a greater familiarity with Pardes and therefore its due diligence process could reasonably be expected to be more efficient and result in the definitive agreements for the transaction being executed more quickly and with a higher degree of certainty, which the Special Committee believed would be likely to preserve more of Pardes’ cash and therefore result in a higher amount being paid to Pardes stockholders at closing. Following the discussion, the Special Committee determined that the Foresite best and final proposal was superior to the best and final proposal from Financial Buyer A and authorized moving forward with confirmatory due diligence and the negotiation of definitive documentation with Foresite on terms consistent with those proposed. Leerink Partners was directed to advise Foresite of the Special Committee’s decision.

On June 13, 2023, the Pardes Board (Dr. Tananbaum was not invited to participate) held a meeting, also attended by members of Pardes’ senior management and representatives of Fenwick and Leerink Partners, for the purpose of updating and informing the Pardes Board on the Special Committee’s process and its determination to proceed to negotiate definitive transaction agreements with Foresite. At this meeting, representatives of Leerink Partners reviewed with the Board the course of the Special Committee’s strategic process, the successive proposals received from strategic reverse merger candidates and financial bidders, the course of negotiations to improve these proposals, and the next steps in the process to negotiate definitive agreements with Foresite and facilitate Foresite’s confirmatory due diligence.

On June 13, 2023, Pardes entered into a confidentiality agreement with Foresite, which contained a customary 12-month “standstill” provision with customary exclusions, including a provision that terminated the standstill upon the Company’s entry into an agreement providing for a change in control transaction and similar events and which did not contain a “don’t ask/don’t waive” provision. On the same day, Strategic Party C informed Leerink Partners of its decision to withdraw its proposal.

On June 14, 2023, representatives of Fenwick held an introductory meeting with representatives of Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul, Weiss”), Foresite’s legal advisor, to discuss the anticipated transaction timeline and plan for drafting the definitive documentation. Later that day, Pardes provided representatives of Foresite and Paul, Weiss with access to Pardes’ electronic data room. From June 14, 2023, and continuing until the finalization and execution of definitive agreements on July 16, 2023, representatives of Foresite and representatives of Paul, Weiss conducted due diligence on Pardes, its research and development programs and assets and its current and forecasted cash position and liabilities.

On June 21, 2023, representatives of Fenwick delivered an initial draft of the Merger Agreement to representatives of Paul, Weiss, which provided for, among other things, a termination fee to be paid to Foresite upon Pardes’ acceptance of a superior proposal equal to 0.5% of the transaction value.

On June 23, 2023, representatives of Fenwick delivered an initial draft of the CVR Agreement to representatives of Paul, Weiss.

On June 25, 2023, a representative of Financial Buyer B, which had not previously responded to Leerink Partners’ request that it submit a transaction proposal, contacted a member of Pardes’ senior management to inquire about Pardes’ strategic review process. The member of Pardes’ senior management informed the representative of Financial Buyer B that Pardes was in the advanced stages of pursuing the transaction for which it had solicited a proposal from Financial Buyer B and could not disclose any details due to the confidentiality agreement that was in place. Financial Buyer B did not make a proposal or engage in any further contact with Pardes, its management or its advisors.

On July 3, 2023, representatives of Paul, Weiss delivered revised drafts of the Merger Agreement and the CVR Agreement to representatives of Fenwick. The revised draft of the Merger Agreement provided for, among other things, a termination fee to be paid to Foresite upon Pardes’ acceptance of a superior proposal equal to 4.0% of the transaction value, as well as reimbursement of Foresite’s expenses incurred in connection with the transaction, which reimbursement was uncapped.

On July 6, 2023, Pardes’ senior management, led by Sean Brusky, Pardes’ chief business officer, presented to representatives of Foresite and Paul, Weiss an overview of the proposed third party research and development opportunities that have the potential to generate additional data in respect of Pardes’ clinical and pre-clinical drug product candidates over the next twelve to thirty months. On the same day, representatives of Fenwick and Paul, Weiss held a telephonic meeting to discuss Paul, Weiss’ comments on the Merger Agreement and CVR Agreement. Significant terms discussed and negotiated at such meeting included the potential recourse to Foresite for Parent’s obligations under the Merger Agreement and the CVR Agreement, the amount of the termination fee payable by Pardes in the event it terminated the Merger Agreement to enter into an alternative transaction, the deduction of certain wind-down liabilities from Pardes’ net cash for purposes of determining Closing Net Cash under the Merger Agreement, and the level of efforts to be applied by Foresite in connection with the CVR.

On July 7, 2023, representatives of Fenwick delivered revised drafts of the Merger Agreement and the CVR Agreement to representatives of Paul, Weiss. The revised draft of the Merger Agreement provided for, among other things, a termination fee to be paid to Foresite upon Pardes’ acceptance of a superior proposal equal to 0.5% of the transaction value, as well as reimbursement of Foresite’s expenses incurred in connection with the transaction, which reimbursement was capped at $1.0 million.

On July 12, 2023, Pardes’ senior management team conducted a follow-up meeting in respect of proposed third party research and development opportunities for Pardes’ clinical and pre-clinical drug product candidates, and Paul, Weiss provided representatives of Fenwick with revised drafts of the Merger Agreement and CVR Agreement. The revised draft of the Merger Agreement provided for, among other things, a termination fee to be paid to Foresite upon Pardes’ acceptance of a superior proposal equal to 3.5% of the transaction value, as well as reimbursement of Foresite’s expenses incurred in connection with the transaction, which reimbursement was capped at $2.5 million.

On July 13, 2023, representatives of Fenwick and Paul, Weiss held a telephonic meeting to discuss various open issues in the definitive agreements, including the amount of the termination fee to be paid if Pardes terminated the Merger Agreement to accept an alternative proposal, the cap on Foresite’s monetary damages under the Merger Agreement, and Pardes’ obligations under the CVR Agreement. Later that day, representatives of Paul, Weiss delivered an initial draft of the Guaranty to representatives of Fenwick. That evening, representatives of Fenwick delivered revised drafts of the Merger Agreement, the CVR Agreement and Guaranty to representatives of Paul, Weiss.

On July 14, 2023 and July 15, 2023, representatives of Fenwick and Paul, Weiss continued discussions regarding the Merger Agreement, the CVR Agreement and Guaranty and negotiated and reached agreement with respect to the open issues in such agreements. The parties agreed to a termination fee to be paid to Foresite upon Pardes’ acceptance of a superior proposal equal to 2.0% of the transaction value ($2.6 million based on an assumed net transaction value equal to $130 million) and no expense reimbursement.

On July 16, 2023, the Special Committee held a meeting, also attended by members of Pardes’ senior management and representatives of Fenwick and Leerink Partners, to discuss and review the Merger Agreement, CVR Agreement and Guaranty (copies of the final forms of which had been distributed to the members of the committee prior to the meeting) and to consider recommending to the Board approval of the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the CVR Agreement. The representatives of Fenwick reviewed certain legal matters with the Special Committee, including the fiduciary duties of the Special Committee in considering recommending the transaction for approval by the Pardes Board. The representatives of Fenwick reviewed with the Special Committee the course of the Special Committee’s strategic process and the terms of the definitive agreements. Next, representatives of Leerink Partners reviewed with the Special Committee Leerink Partners’ financial analysis of the cash consideration proposed to be paid to Pardes’ stockholders pursuant to the terms of the Merger Agreement. At the request of the Special Committee, Leerink Partners then rendered to the Special Committee its oral opinion, which was subsequently confirmed by delivery of a written opinion dated July 16, 2023, that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Cash Amount (as defined in Leerink Partners’ opinion) proposed to be paid to the holders of Shares (other than as specified in Leerink Partners’ opinion) was fair, from a financial point of view, to such holders. See “—Opinion of Leerink Partners LLC.” Following additional discussion, including discussion of the factors summarized in “—Reasons for the Recommendation; Fairness of the Offer and the Merger,” the members of the Special Committee unanimously determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the CVR Agreement are fair to, and in the best interests of, the Company and the Unaffiliated Stockholders and recommended that the Pardes Board determine that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the CVR Agreement are fair to, and in the best interests of, Pardes and the Unaffiliated Stockholders, duly authorize and approve the execution, delivery and performance by Pardes of the Merger Agreement and the consummation by Pardes of the transactions contemplated by the Merger Agreement and the CVR Agreement, including the Offer and the Merger, declare the Merger Agreement and the transactions contemplated by the Merger Agreement and the CVR Agreement, including the Offer and the Merger, advisable and recommend that the Unaffiliated Stockholders accept the Offer and tender their Shares in the Offer.

Following the Special Committee’s meeting, on July 16, 2023, the Pardes Board (other than Dr. Tananbaum, who was not invited to participate in the meeting) held a meeting, also attended by members of Pardes’ senior management and representatives of Fenwick and Leerink Partners, to receive the report and recommendation of the Special Committee, to discuss and review the terms of the Merger Agreement, CVR Agreement and Guaranty (copies of the final forms of which had been distributed to the members of the Board prior to the meeting), and to consider approval of the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the CVR Agreement. The representatives of Fenwick reviewed the fiduciary duties of the directors in the context of considering approval of the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the CVR Agreement, reviewed the strategic process undertaken by the Special Committee, and reviewed the terms of the Merger Agreement, CVR Agreement and Guaranty. Next, representatives of Leerink Partners reviewed with the Pardes Board Leerink Partners’ financial analysis of the cash consideration proposed to be paid to Pardes’ stockholders pursuant to the terms of the Merger Agreement. At the request of the Pardes Board, Leerink Partners then rendered to the Pardes’ Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated July 16, 2023, that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Cash Amount (as defined in Leerink Partners’ opinion) proposed to be paid to the holders of Shares (other than as specified in Leerink Partners’ opinion) was fair, from a financial point of view, to such holders. See “—Opinion of Leerink Partners LLC.” Following further discussion, including of the factors summarized in “—Reasons for the Recommendation; Fairness of the Offer and the Merger,” and in consideration of the unanimous recommendation made by the Special Committee, the Pardes Board, with Drs. Tananbaum, Varney and Alsup recusing themselves from the vote, unanimously determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the CVR Agreement are fair to, and in the best interests of, Pardes and the Unaffiliated Stockholders, authorized and approved the execution, delivery and performance by Pardes of the Merger Agreement and the consummation by Pardes of the transactions contemplated by the Merger Agreement and the CVR Agreement, including the Offer and the Merger, declared the Merger Agreement and the transactions contemplated by the Merger Agreement and the CVR Agreement, including the Offer and the Merger, advisable and recommended that the Unaffiliated Stockholders accept the Offer and tender their Shares in the Offer. Dr. Tananbaum recused himself from the vote because of his position as the founder and chief executive officer of Foresite. Dr. Varney recused himself from the vote because of his position as a director of a Foresite portfolio company. Dr. Alsup recused herself from the vote because of her position as a director of a publicly traded company in which Foresite beneficially owns approximately 25.6% of the shares and Dr. Tananbaum serves on the board of directors.

Following the Pardes Board meeting, on the afternoon of July 16, 2023, Pardes, Parent and Purchaser executed the Merger Agreement and related transaction documents, and on July 17, 2023, prior to the opening of trading of Pardes’ shares on Nasdaq, Pardes issued a press release announcing the execution of the Merger Agreement.

On July 28, 2023, the Purchaser commenced the Offer and filed its Schedule TO.

Reasons for the Recommendation; Fairness of the Offer and Merger

In evaluating the Offer, the Special Committee and the non-recused members of the Pardes Board consulted with the Company’s senior management and outside legal and financial advisors and believe that the Offer and the Merger are fair to, and in the best interests of, the Unaffiliated Stockholders, and, in determining to recommend that Unaffiliated Stockholders tender their shares into the Offer, the Special Committee and the non-recused members of the Pardes Board considered a number of reasons including, without limitation, the following (not necessarily in the order of importance):

•

Premium. The current and historical market prices for the Shares, and the fact that the Base Price Per Share of $2.02 represents a premium to recent market prices of the Shares, of (i) approximately 53% to the Company’s closing share price immediately prior to the April 3, 2023 public disclosure by the Company of its intention to explore strategic alternatives, (ii) approximately 17% to the Company’s closing share price immediately prior to the April 21, 2023 public disclosure by Foresite of its interest in a potential acquisition of the Shares it did not already own and (iii) approximately 9% to the Company’s closing share price immediately prior to the announcement of the Transactions on July 17, 2023;

•	Attractive Certainty of Value. The fact that the Cash Amount is all cash, and the Transactions therefore provide immediate value and liquidity to the Company’s stockholders for their Shares;

•

Results of Market Check Process. The fact that the Special Committee, after an extensive process involving initial consideration of 133 potential reverse merger candidates and five financial buyers, directed its financial advisor to contact nine potential reverse merger candidates and three potential financial buyers that were, in the view of the Special Committee and with input from Pardes’ management and the Special Committee’s financial advisor, reasonably likely to have an interest in a potential strategic transaction involving the Company, and that none of those potential counterparties offered a transaction that the Special Committee considered more advantageous to Pardes stockholders than the Transactions;

•

Best Transaction Reasonably Available. The Special Committee and non-recused members of the Pardes Board’s belief that as a result of the Special Committee’s extensive strategic review process and negotiation of the terms of the Transaction, the Company had obtained an offer that provided for the return of a greater percentage of Pardes’ cash to its stockholders than comparable market transactions, and which was Parent’s best offer and provided for an Offer Price that, as of the date of the Merger Agreement, represented the highest price reasonably obtainable by the Company under the circumstances;

•

CVR. The fact that, although the Company’s estimate is that no amount will be payable pursuant to the CVRs, (i) the Transactions offer stockholders an opportunity to, within specified parameters, participate in 80% of any net proceeds that may become available as a result of any monetization event resulting from a Disposition of the Company’s CVR Assets during the five-year Disposition Period following the closing of the Merger, (ii) the CVR Agreement imposes contractual obligations on the Company to use commercially reasonable efforts to effect a Disposition of the CVR Assets during the five-year Disposition Period following the closing of the Merger and creates an expense fund to finance those efforts and (iii) Parent, as a holder of a substantial percentage of the CVRs, has financial incentives that are aligned with those of the Unaffiliated Stockholders to pursue such transactions during such Disposition Period, thereby creating the greatest opportunity reasonably available to the Company to obtain value from the CVR Assets;

•

Financial Condition of the Company. The Special Committee and non-recused members of the Pardes Board’s assessment of the assets, liabilities and financial condition of the Company, in light of the suspension of the Company’s clinical programs, the cessation of the Company’s research and development activities and the Company’s workforce reduction following the Pardes Board’s determination in March 2023 to wind down the Company’s operations;

•

Expected Return to Stockholders if the Company Liquidated. The Special Committee’s and the non-recused members of the Pardes Board belief that the per share consideration to be paid to the holders of Shares in the Transactions was more favorable to such holders than the potential value that might be distributable to the holders of Shares if Pardes were to effect a statutory liquidation, which conclusion was based on a financial analysis performed by Pardes’ management (as more fully described under “Pardes Management Liquidation Analysis”) and, among other factors, the following factors (not necessarily in the order of importance):

•

an orderly liquidation would require that the Company continue to operate until a liquidation process could be completed, which would likely require the Company to continue to incur costs as a publicly listed company that would reduce the cash available for distribution to stockholders;

•

the Company’s directors and officers do not have substantial experience with the liquidation of companies, which would necessitate engaging and compensating experienced consultants to assist with the liquidation effort;

•	the Company would need to engage and compensate advisors and consultants to assist with efforts to attempt to monetize the Company’s technology and product candidates; and

•

the Company would need to set aside cash for an extended period of time to be available to cover contingent liabilities in connection with a liquidation, during which extended period of time, Pardes stockholders would not receive any of such withheld cash, and any such contingent liabilities that matured into actual liabilities would reduce the amount available for ultimate distribution to Company stockholders.

•

Procedural Considerations. The fact that the Pardes Board determined to follow, and did follow, a strategic review process whereby the Company would only proceed with a transaction with Foresite if the transaction was approved by the Special Committee (with the assistance of legal and financial advisors selected by the Special Committee) and the consummation of such a transaction was subject to a non-waivable condition requiring approval of at least a majority of the Shares owned by the Unaffiliated Stockholders;

•	Fairness Opinion. The fact that the Special Committee and non-recused members of the Pardes Board obtained an opinion from Leerink Partners LLC that, as of July 16, 2023, and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Cash Amount (as defined in Leerink Partners’ opinion) proposed to be paid to the holders of Shares (other than as specified in Leerink Partners’ opinion) was fair, from a financial point of view, to such holders, as more fully described under “Opinion of Leerink Partners LLC”;

•

Low Likelihood of Regulatory Impediment; High Likelihood of Closing. The belief of the Special Committee and non-recused members of the Pardes Board that the likelihood of completing the Merger is high, particularly in light of the lack of any required competition filings and the terms of the Transaction Documents, including the conditions to the closing of the Merger being specific and limited;

•

Absence of Conflicts with respect to Foresite on the Special Committee and among the Non-Recused Members of the Pardes Board. The fact that the members of the Special Committee and non-recused members of the Pardes Board are (i) independent of Foresite and (ii) will not personally benefit from the completion of the Offer and the Merger in a manner different from the Company’s public stockholders, except in the case of clause (ii) for (1) continuing directors and officers liability insurance coverage, (2) the acceleration and vesting of Company Stock Options and/or Company Restricted Shares (as such terms are defined in the Merger Agreement) and receipt of the Offer Price in connection with such equity awards upon the closing, on the terms set forth in the Merger Agreement, (3) additional payments made to Mr. Wiggans in connection with a change in control transaction pursuant to the Company’s executive severance plan and (4) receipt of fees for service on the Pardes Board and its committees;

•

Opportunity to Accept a Superior Proposal. The fact that the terms of the Merger Agreement permit the Company to respond to unsolicited third-party proposals and to terminate the Merger Agreement in connection with accepting such a superior proposal while paying a termination fee that the Special Committee and non-recused members of the Pardes Board believed to be reasonable and not preclusive of such a proposal;

•

Minimum Tender Condition. The fact that, pursuant to the terms of the Merger Agreement, the Offer and the Merger will not be completed unless at least a majority of the Shares owned by the Unaffiliated Stockholders are tendered and not validly withdrawn as of the expiration of the Offer, which condition may not be waived; and

•

Appraisal Rights. The fact that Stockholders who do not believe that the Offer Price represents fair consideration for their Shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL.

In the course of its consideration of the Offer, the Special Committee and the non-recused members of the Pardes Board also considered a variety of uncertainties and risks associated with the Offer, and other reasons not to accept the Offer, including, without limitation, the following (not necessarily in the order of importance):

•

Loss of Opportunity to Pursue an Alternative Transaction. The fact that the Transactions do not offer stockholders an opportunity to participate in the potential benefits of a combination with a strategic reverse merger partner and thus benefit from the potential of a combined company to create additional stockholder value through the strategic reverse merger partner’s development programs and business;

•

The Uncertain Value of the CVRs. The Company’s belief that no amounts will be payable under the CVRs as there is currently no market opportunity for the CVR Assets in light of the results from the pomotrelvir Phase 2 clinical trial, the evolution of COVID-19 from a pandemic to an endemic and the feedback from potential development partners over the last several months, and the additional belief that even if market conditions were to change, there would still be significant uncertainty around the Company’s ability to attract a potential acquirer for the CVR Assets and, even if the Company were successful in attracting and negotiating the terms of an acquisition with a potential acquirer of the CVR Assets, there would additionally be significant uncertainty regarding the ability of any potential acquirer of the CVR Assets to develop and commercialize the CVR Assets in a manner that would give rise to amounts paid to CVR holders;

•

Termination Fee. The possibility that the Company may be required to pay Parent a Termination Fee of $2,600,000 in cash under certain circumstances in connection with accepting a superior proposal, which may have the effect of discouraging parties from submitting an alternative proposal that could be superior to the Transactions (as more fully described under “The Merger Agreement—Termination Fees” in the Offer to Purchase, the form of which is filed as Exhibit (a)(1)(A));

•	Potential Lawsuits. The possibility of suits, actions or proceedings in respect of the Merger Agreement or the Transactions;

•	Taxation. The fact that the receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes;

•

Transaction Expenses. The substantial transaction expenses to be incurred in connection with the Transactions and the negative impact of such expenses on the Company’s cash reserves and operating results should the Transactions not be completed; and

•

Interests of Insiders. The interests that certain directors and executive officers of Pardes may have with respect to the Offer that may be different from, or in addition to, their interests as stockholders of the Company or the interests of the Company’s other stockholders generally, including (1) continuing directors and officers liability insurance coverage, (2) the acceleration and vesting of Company Stock Options and/or Company Restricted Shares (as such terms are defined in the Merger Agreement) and receipt of the Offer Price in connection with such equity awards upon the closing, on the terms set forth in the Merger Agreement, (3) additional payments made to Mr. Wiggans and Mses. Henson and Lacy in connection with a change in control transaction pursuant to the Company’s executive severance plan and (4) receipt of fees for service on the Pardes Board and its committees.

The foregoing discussion of reasons considered by the Special Committee and non-recused members of the Pardes Board is not, and is not intended to be, exhaustive but includes the material reasons considered by the Special Committee and non-recused members of the Pardes Board. In light of the variety of reasons considered in connection with its evaluation of the Transactions and the complexity of these matters, the Special Committee and non-recused members of the Pardes Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the various reasons considered in reaching its determinations and recommendations. Moreover, each member of the Special Committee and each non-recused member of the Pardes Board applied his or her own business judgment to the process and may have given different weight to different reasons. The Special Committee and non-recused members of the Pardes Board did not undertake to make any specific determination as to whether any reason, or any particular aspect of any reason, supported or did not support the ultimate determination of the Special Committee and non-recused members of the Pardes Board. Instead, the Special Committee and non-recused members of the Pardes Board based their recommendations on the totality of the information presented.

The foregoing description of the Special Committee and non-recused members of the Pardes Board’s consideration of the reasons supporting the Transactions is forward-looking in nature. This information should be read in light of the reasons discussed in Item 8 under the heading “Additional Information-Forward Looking Statements.”

Pardes Management Liquidation Analysis

At the direction of the Special Committee, Pardes’ management compared an assumed value per share of the Merger to Pardes’ shareholders to the present value per share that might be realized in a liquidation as an alternative to pursuing the Merger. In conducting this analysis, Pardes’ management determined the implied equity value of Pardes’ common stock in liquidation to be equal to the present value of the amount of cash available for distribution to Pardes’ stockholders in an orderly liquidation of Pardes. Pardes’ management assumed that $145,000,000 in cash would be available at the commencement of the liquidation process and that approximately 70% of this amount would be disbursed to stockholders upon the initial filing for dissolution and any remaining amount payable within 36 months of dissolution. These assumptions resulted in an aggregate present value of $2.04 per outstanding share using a discount rate of 4.5% and assuming the portion of the remaining amount after the initial distribution that would be available for further distribution would be 75%. The actual percentage of the remaining amount after the initial distribution that would be available for further distribution would depend on the amount of wind-down costs, the amount required to settle Pardes’ remaining obligations under current contracts, the need to retain employees to facilitate the wind-down, the need to retain the services of outside contractors to assist with the wind-down and the satisfaction by Pardes of its remaining obligations (including obligations to continue SEC filings), and the need to retain funds beyond that distribution for unknown or contingent liabilities, each of which could be material and the total amount of which could not currently be estimated. In addition, this analysis assumed no litigation nor other contingent liabilities that were not currently known and recorded that could require the future utilization of cash during the liquidation process. For example, assuming the second distribution was made in three years, and using a discount rate of 4.5%, the present value of the future payments would yield a total liquidation value of $0.40 per share (assuming an initial distribution to stockholders of $1.65 per share and that 75% of the remaining cash after the initial distribution was available for further distribution).

Opinion of Leerink Partners LLC

Unless the context requires otherwise, capitalized terms used but not defined in this “—Opinion of Leerink Partners LLC” shall have the meaning ascribed to such term in Annex 2.

Introduction

Pardes, based on the determination of the Special Committee to do so, retained Leerink Partners LLC (“Leerink Partners”) as its financial advisor in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement. In connection with this engagement, each of the Special Committee and the Pardes Board requested that Leerink Partners evaluate the fairness, from a financial point of view, to the holders of Shares (other than Excluded Shares (as defined below)) of the Cash Amount (as defined below) proposed to be paid to such holders, pursuant to the terms of the Merger Agreement. For purposes of this summary of Leerink Partners’ opinion, (a) “Excluded Shares” means (solely with respect to the Merger) any Shares held by Pardes (or held in Pardes’ treasury) and any Shares held by Parent, Merger Sub or any other subsidiary of Parent or Pardes, and Shares irrevocably accepted for purchase in the Offer, each of which shall automatically be canceled and shall cease to exist, and Shares that are outstanding immediately prior to the Effective Time and that are held by any person who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL, in each case immediately prior to the Effective Time; and (b) “Cash Amount” means (y) $2.02 per Share in cash, payable subject to any applicable tax withholding and without interest, plus (z) an additional amount of cash of up to $0.17 per Share.

On July 16, 2023, Leerink Partners rendered to each of the Special Committee and the Pardes Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated July 16, 2023, that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Cash Amount proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of the written opinion of Leerink Partners, dated July 16, 2023, which describes the assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, is attached as Annex 2 and is incorporated herein by reference. The summary of the written opinion of

Leerink Partners set forth below is qualified in its entirety by the full text of the written opinion attached hereto as Annex 2. Leerink Partners’ financial advisory services and opinion were provided for the information and assistance of the Special Committee and the Pardes Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of the Special Committee’s and Pardes Board’s consideration of the Transaction and the opinion of Leerink Partners addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Cash Amount proposed to be paid to such holders pursuant to the terms of the Merger Agreement. The opinion of Leerink Partners did not address any other term or aspect of the Merger Agreement or the Transaction and does not constitute a recommendation to any stockholder of Pardes as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

The full text of the written opinion of Leerink Partners should be read carefully in its entirety for a description of the assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Leerink Partners reviewed, among other things:

•	the proposed execution version of the Merger Agreement, as provided to Leerink Partners by Pardes on July 16, 2023;

•	the proposed final version of the CVR Agreement, as provided to Leerink Partners by Pardes on July 16, 2023;

•	Pardes’ Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as filed by Pardes with the SEC;

•	Pardes’ Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed by Pardes with the SEC;

•	certain Current Reports on Form 8-K, as filed by Pardes with, or furnished by Pardes to, the SEC; and

•

certain internal information, primarily consisting of a dissolution analysis of Pardes, as furnished to Leerink Partners by the management of Pardes and approved by management for use by Leerink Partners, which are collectively referred to in this summary of Leerink Partners’ opinion as the “Internal Data.”

Leerink Partners also conducted discussions with members of the senior management and representatives of Pardes regarding such Internal Data. Pardes advised Leerink Partners that it did not have a standalone business plan and its plan in the absence of a sale or merger of the company was to pursue a dissolution of Pardes. In addition, Leerink Partners considered the results of its efforts on behalf of Pardes to solicit, at the direction of Pardes, indications of interest from third parties with respect to a possible acquisition of or business combination with Pardes. Leerink Partners also conducted such other financial studies and analyses and took into account such other information as it deemed appropriate.

Leerink Partners assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Leerink Partners for purposes of its opinion and, with Pardes’ consent, Leerink Partners relied upon such information as being complete and accurate. In that regard, Leerink Partners assumed, at Pardes’ direction, that the Internal Data had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Pardes as to the matters covered thereby and Leerink Partners relied, at Pardes’ direction, on the Internal Data for purposes of its analysis and opinion. Leerink Partners expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at Pardes’ direction, Leerink Partners did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Pardes, nor was Leerink Partners furnished with any such evaluation or appraisal, and Leerink Partners was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Pardes. Furthermore, at Pardes’ direction, Leerink Partners ascribed no value to the CVR Amount payable pursuant to the CVR Agreement.

Leerink Partners assumed, at Pardes’ direction, that the final executed Merger Agreement and CVR Agreement would not differ in any respect material to Leerink Partners’ analysis or its opinion from the last versions of the Merger Agreement and CVR Agreement reviewed by Leerink Partners. Leerink Partners also assumed, at Pardes’ direction, that the representations and warranties made by Pardes, Parent and Merger Sub in the Merger Agreement were and would continue to be true and correct in all respects material to Leerink Partners’ analysis. Furthermore, Leerink Partners assumed, at Pardes’ direction, that the Transaction would be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Leerink Partners’ analysis or its opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change would be imposed, the effect of which would be material to Leerink Partners’ analysis or its opinion. Leerink Partners did not evaluate and did not express any opinion as to the solvency or fair value of Pardes, or the ability of Pardes to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Leerink Partners is not a legal, regulatory, tax or accounting advisor, and Leerink Partners expressed no opinion as to any legal, regulatory, tax or accounting matters.

The opinion of Leerink Partners expressed no view as to, and did not address, Pardes’ underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Pardes or in which Pardes might engage. The opinion of Leerink Partners was limited to and addressed only the fairness, from a financial point of view, as of the date of the opinion, to the holders of Shares (other than Excluded Shares) of the Cash Amount proposed to be paid to such holders pursuant to the terms of the Merger Agreement. Leerink Partners was not asked to, and Leerink Partners did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement, the CVR Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, the form or any other terms of the CVR, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of Pardes or any other party. In addition, Leerink Partners expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Pardes or any other party, or class of such persons in connection with the Transaction, whether relative to the Cash Amount proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the terms of the Merger Agreement or otherwise. The opinion of Leerink Partners was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Leerink Partners as of, the date of its written opinion, and Leerink Partners does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of the opinion. Leerink Partners’ opinion does not constitute a recommendation to any stockholder of Pardes as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transaction or any other matter. Leerink Partners’ financial advisory services and its opinion were provided for the information and assistance of the Special Committee and the Pardes Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of the opinion of Leerink Partners was approved by the Leerink Partners LLC Fairness Opinion Review Committee.

Summary of Financial Analyses by Leerink Partners LLC

The summary below of the financial analyses of Leerink Partners is not a complete description of the opinion of Leerink Partners or the underlying analyses, or of the factors considered in connection with, the opinion of Leerink Partners. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Leerink Partners arrived at its opinion based on the results of all analyses undertaken by it and factors assessed as a whole, and it did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Leerink Partners believes that its analyses must be considered as a whole and that selecting portions of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and Leerink Partners’ opinion.

In its analyses, Leerink Partners considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Pardes. An evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the results of any particular analysis.

The estimates contained in the analyses of Leerink Partners and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, the analyses of Leerink Partners are inherently subject to substantial uncertainty.

Leerink Partners was not requested to, and did not, recommend or determine the specific consideration payable in the Transaction. The type and amount of consideration payable in the Transaction was determined through negotiations between Pardes and Parent and Pardes’ decision to enter into the Merger Agreement was solely that of the Special Committee and the Pardes Board. The opinion of Leerink Partners was only one of many factors considered by the Special Committee and the Pardes Board in their evaluation of the Transaction and should not be viewed as determinative of the views of the Special Committee or the Pardes Board or the management of Pardes with respect to the Transaction, the Cash Amount, the CVR or any other aspect of the transactions contemplated by the Merger Agreement.

The following is a summary of the material financial analyses reviewed with the Special Committee and the Pardes Board and performed by Leerink Partners in connection with its opinion, which was rendered orally to the Special Committee and the Pardes Board on July 16, 2023, and subsequently confirmed by delivery of a written opinion dated July 16, 2023. The summary set forth below does not purport to be a complete description of the financial analyses performed by, and underlying the opinion of, Leerink Partners. Future results may be different from those described and such differences may be material. For purposes of the analyses described below, Leerink Partners was directed to rely upon the Internal Data.

Analysis of Cash Amount

Leerink Partners conducted an analysis of the Cash Amount proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement. For purposes of its analysis, Leerink Partners assumed, at Pardes’ direction, a net cash amount at Closing of approximately $134.4 million. This amount reflects Pardes’ projected net cash at Closing of approximately $142.8 million, plus approximately $3.6 million of proceeds from the exercise of in-the-money options, and less $12.0 million of cash proposed to be retained by Parent. The Cash Amount is equal to the quotient derived by dividing this assumed net cash at Closing of $134.4 million by the assumed number of outstanding Shares, which Pardes management estimated to equal approximately 63.5 million Shares, resulting in a Cash Amount of approximately $2.12 per Share.

Solely for purposes of the financial analyses summarized below, the term “illustrative assumed per Share Cash Amount” refers to this assumed Cash Amount per Share of $2.12 per Share.

Dissolution Analysis

Pardes advised Leerink Partners that it did not have a standalone business plan and its plan in the absence of a sale or merger of the company was to pursue a dissolution of Pardes. Accordingly, Leerink Partners concluded, in the exercise of its professional judgment, that traditional valuation methodologies typically used for purposes of valuing a business as a going concern were not applicable to Pardes. Pardes management furnished to Leerink Partners a dissolution analysis prepared by management (the “Management Dissolution Case”), as described in more detail under “—Pardes Management Liquidation Analysis” and directed Leerink Partners to rely upon the Management Dissolution Case for purposes of its analysis and opinion. The Management Dissolution Case assumed an initial distribution of cash to holders of Shares as of December 31, 2023, of approximately $102 million, and a final distribution as of December 31, 2026, of approximately $28 million.

Leerink Partners compared the illustrative assumed per Share Cash Amount of $2.12 per Share to the implied estimated present value of the amount of cash per Share that Pardes management estimated would be distributable to holders of Shares pursuant to the Management Dissolution Case (the “Dissolution Payments”). Leerink Partners calculated the present value of the Dissolution Payments as of December 31, 2023 by discounting the December 31, 2026 final distribution payment to present value using a discount rate equivalent to Moody’s Seasoned AAA Corporate Bond Yield of 4.65%, and adding that discounted amount to the amount of the initial distribution payment. Leerink Partners determined this discount rate based upon its professional expertise and judgment.

This analysis resulted in an implied estimated present value of approximately $2.04 per Share based on the fully diluted shares outstanding of Pardes of 61.7 million (using treasury stock methodology) as of July 14, 2023, as provided by Pardes.

Leerink Partners then compared the results of the above analysis to the closing price of the Pardes common stock of $1.85 as of July 14, 2023, and the illustrative assumed implied per Share Cash Amount of $2.12 per Share.

Other Factors Observed by Leerink Partners

Sensitivity Analyses

For informational purposes, Leerink Partners prepared certain illustrative downside and upside sensitivity analyses to the Management Dissolution Case. The illustrative downside analysis used the same inputs as the Management Dissolution Case but applied a discount rate equal to Moody’s Seasoned Baa Corporate Bond Yield of 5.75% to the portion of the Dissolution Payments estimated to be paid as of December 31, 2026, resulting in an implied estimated present value to holders of Shares equal to approximately $2.03 per Share. The illustrative upside analysis assumed a distribution by Pardes of 80% of its available cash as of December 31, 2023 (as compared to 70% in the Management Dissolution Case), and a final distribution as of December 31, 2026, of 100% of the amount of cash held back from the initial distribution, after payment of operating expenses (as compared to 75% in the Management Dissolution Case). The illustrative upside analysis assumed an initial distribution of cash to holders of Shares as of December 31, 2023, of approximately $116 million, and a final distribution as of December 31, 2026, of approximately $23 million. Utilizing the discount rate of 4.65% described above, the illustrative upside analysis resulted in an implied estimated present value to holder of Shares equal to approximately $2.20 per Share.

Other Transactions

For informational purposes, Leerink Partners reviewed publicly available information with respect to the cash consideration offered by financial buyers in five recent proposals to acquire publicly traded companies in the biotechnology industry that had abandoned their development programs and had no ongoing standalone business plan. The range of cash consideration in these five proposals as a percentage of estimated net cash at closing was approximately as follows:

Mean: 73%

Median: 75%

25th Percentile: 70%

75th Percentile: 84%

Leerink Partners noted, for the information of the Special Committee and the Pardes Board, that the illustrative assumed per Share Cash Amount of $2.12 per Share to be received by holders of Shares pursuant to the Merger Agreement represented cash consideration as a percentage of Pardes’ estimated net cash at closing of approximately 92%.

General

Leerink Partners LLC is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. Leerink Partners has in the past provided certain investment banking services to Pardes, Parent and their affiliates unrelated to the Transaction, for which Leerink Partners received customary compensation. In the past two years, Leerink Partners served as a placement agent to Pardes’ predecessor SPAC in Pardes’ business combination with the SPAC and sales agent under Pardes’ at-the-market sales agreement. In the past two years, Leerink Partners has not provided investment banking services to Foresite Capital Management or Parent. In the past two years, Leerink Partners earned less than $500,000 in trading-related revenues from Foresite Capital Management. In the ordinary course of business, Leerink Partners may, in the future, provide investment banking services to Pardes, Parent, or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of its trading and brokerage activities, Leerink Partners has in the past and may in the future hold positions, for its own account or the accounts of its customers, in equity, debt or other securities of Pardes, Parent or their respective affiliates. Consistent with applicable legal and regulatory requirements, Leerink Partners has adopted policies and procedures to establish and maintain the independence of its research department and personnel. As a result, Leerink Partners’ research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Pardes, Parent, and the Transaction and other participants in the Transaction that differ from the views of Leerink Partners’ investment banking personnel.

The Special Committee and Pardes Board selected Leerink Partners as a financial advisor in connection with the Transaction based on Leerink Partners’ longstanding relationship and familiarity with Pardes and its business, as well as its experience and expertise in the pharmaceutical industry. Leerink Partners is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction.

In connection with Leerink Partners’ services as a financial advisor to Pardes, Pardes has agreed to pay Leerink Partners an aggregate fee of $1.75 million, $1.0 million of which became payable upon the rendering by Leerink Partners of its opinion and the remainder of which is payable contingent upon consummation of the Transaction. In addition, Pardes has agreed to reimburse certain of Leerink Partners’ expenses arising, and to indemnify Leerink Partners against certain liabilities that may arise, out of Leerink Partners’ engagement. The terms of the fee arrangement between Leerink Partners and Pardes, which are customary in transactions of this nature, were negotiated at arm’s length between Leerink Partners and the Special Committee, and the Special Committee was aware of the arrangement, including the fact that a significant portion of the fee payable to Leerink Partners is contingent upon the completion of the Transaction.

Intent to Tender

To Pardes’ knowledge, after making reasonable inquiry, all of Pardes’ executive officers, directors, affiliates and subsidiaries currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority or Shares owned, directly or indirectly, by Parent, Purchaser or any subsidiary of Parent). However, there are no agreements requiring such persons to do so.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Neither Pardes nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Pardes’ stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Pardes, for which services no additional compensation will be paid.

The Company, based on the determination of the Special Committee to do so, has engaged Leerink Partners as its financial advisor in connection with its strategic review process, including the Offer and the Merger, but not to make any solicitation or recommendation in connection with the Offer, the Merger or otherwise. In connection with such engagement, Leerink Partners provided to the Special Committee and the Pardes Board the Leerink Partners’ opinion described in Item 4 under the headings “Item 4. The Solicitation or Recommendation—Opinion of Leerink Partners LLC and —Background of the Offer and the Merger” and filed as Annex 2 hereto and incorporated herein by reference. Leerink Partners’ opinion to the Special Committee and the Pardes Board does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter. In connection with Leerink Partners’ services as the financial advisor to the Company, the Company has agreed to pay Leerink Partners an aggregate fee of $1,750,000, $1,000,000 of which became payable upon the rendering by Leerink Partners of its opinion and $750,000 of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Leerink Partners’ expenses, including reasonable fees and expenses of counsel, and to indemnify Leerink Partners for certain liabilities, including liabilities under federal securities laws, that may arise out of Leerink Partners’ engagement as the Company’s financial advisor.

Additional information related to Leerink Partners’ retention as Pardes’ financial advisor is set forth under the caption entitled “Item 4. The Solicitation or Recommendation—Opinion of Leerink Partners LLC and —Background of the Offer and the Merger” and is hereby incorporated herein by reference. Pardes selected Leerink Partners as its financial advisor based upon, among other things, Leerink Partners’ longstanding relationship and familiarity with the Company and its business, as well as Leerink Partners’ experience and expertise in the pharmaceutical industry and its status as an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than the scheduled vesting of Pardes Options, the acceleration of vesting of all Pardes Options and Pardes Restricted Shares by the Pardes Board on July 16, 2023, and issuances by Pardes of Common Stock upon the exercise of vested Pardes Options, and the grant of Pardes Options in the ordinary course, no transactions with respect to Shares have been effected by Pardes or, to the knowledge of Pardes after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the sixty (60) days prior to the date of this Schedule 14D-9.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), Pardes is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of Pardes’ securities by Pardes, its subsidiaries or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Pardes or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of Pardes or any of its subsidiaries; or

•	any material change in the present dividend rate or policy or indebtedness or capitalization of Pardes.

Except as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, resolutions of the Pardes Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION

The information set forth in Item 3 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between Pardes and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.

Named Executive Officer Golden Parachute Compensation.

See Item 3 above under the heading “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements Between Pardes and its Executive Officers, Directors and Affiliates—Golden Parachute Compensation” for information required by Item 402(t) of Regulation S-K regarding the compensation of each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Merger, which is incorporated herein by reference.

Appraisal Rights

Holders of the Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, Pardes stockholders and beneficial owners who continuously hold or own shares of Common Stock through the Effective Time, who do not tender their Shares in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the time Parent accepts properly tendered Shares for purchase), who properly demand and perfect appraisal of their Shares and who do not withdraw their demands or otherwise lose their rights of appraisal and who otherwise comply with the statutory requirements of Section 262 of the DGCL (“Section 262”) will be entitled to seek appraisal of their Shares in connection with the Merger under Section 262. The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. The following summary does not constitute any legal or other advice and does not constitute a recommendation that record holders or beneficial owners of Common Stock exercise their appraisal rights under Section 262.

Any person contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262, which may be accessed without subscription or cost at the link in the preceding paragraph, particularly the procedural steps required to properly demand and perfect such rights. Failure to follow the steps required by Section 262 for demanding and perfecting appraisal rights may result in the loss of such rights. All references in Section 262 and in this summary to a (i) “stockholder” are to the record holder of shares of Common Stock unless otherwise expressly noted herein, (ii) “beneficial owner” are to a person who is the beneficial owner of shares of Common Stock held either in voting trust or by a nominee on behalf of such person, and (iii) “person” are to an individual, corporation, partnership, unincorporated association or other entity.

Under Section 262, if the Merger is completed, Pardes stockholders and beneficial owners who: (i) properly submit a written demand for appraisal of their Shares; (ii) do not tender their Shares in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the time Parent accepts properly tendered Shares for purchase); (iii) hold such Shares on the date of the making of a demand under clause (i) and continue to hold their Shares through the Effective Time; (iv) do not thereafter withdraw their demand for appraisal of their Shares or otherwise lose their appraisal rights, each in accordance with the DGCL; and (v) otherwise comply with the statutory requirements and satisfy certain ownership thresholds set forth in Section 262, may be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares of Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest to be paid on the amount determined to be “fair value,” if any, as determined by the Delaware Court of Chancery. A beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s Shares in accordance with the procedures of subsection (d)(1) of Section 262 summarized above, provided that (i) such beneficial owner continuously owns such Shares through the Effective Time and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of Section 262, and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which that demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the Verified List (as defined below) required by Section 262(f). The shares of Common Stock are currently listed on a national securities exchange, and, assuming such shares remain listed on a national securities exchange immediately prior to the Merger (which Pardes expects to be the case), after an appraisal petition has been filed, the Delaware Court of Chancery will dismiss appraisal proceedings as to all persons who are otherwise entitled to appraisal rights unless (a) the total number of Shares entitled to appraisal exceeds 1% of the outstanding shares of Common Stock eligible for appraisal as measured in accordance with subsection (g) of Section 262; or (b) the value of the aggregate Offer Price provided for such total number of Shares exceeds $1,000,000 (conditions (a) and (b) referred to as the “ownership thresholds”).

Unless the Delaware Court of Chancery, in its discretion, determines otherwise for good cause shown, interest on an appraisal award from the effective date of the Merger through the date of payment of the judgment will compound quarterly and accrue at 5% over the Federal Reserve System (the “Federal Reserve”) discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date the judgment is paid. However, at any time before the Delaware Court of Chancery enters judgment in the appraisal proceedings, the Surviving Corporation may voluntarily pay to each person entitled to appraisal an amount in cash pursuant to subsection (h) of Section 262, in which case interest will accrue after the time of such payment as provided herein only on the sum of (i) the difference, if any, between the amount so paid and the “fair value” of the Shares as determined by the Delaware Court of Chancery, and (ii) any interest therefore accrued prior to the time of such payment. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment. Persons considering seeking appraisal should be aware that the “fair value” of their Shares as determined pursuant to Section 262 of the DGCL could be more than, the same as, or less than the value of the Offer Price that they would receive pursuant to the Merger Agreement if they did not seek appraisal of their Shares.

Under Section 262, where a merger is approved pursuant to Section 251(h) of the DGCL, Pardes, before the effective date of the merger, or the Surviving Corporation, within 10 days after the effective date of such merger, must notify each of its stockholders who is entitled to appraisal rights of the approval of the merger and that appraisal rights are available and include in the notice either a copy of Section 262 or information directing the stockholders to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost. This Schedule 14D-9 constitutes Pardes’ notice to the Pardes stockholders that appraisal rights are available in connection with the Merger, and the full text of Section 262 may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. In connection with the Merger, any person who wishes to exercise appraisal rights, or who wishes to preserve his, her or its right to do so, should review Section 262 carefully. Failure to comply with the requirements of Section 262 in a timely and proper manner may result in the loss of appraisal rights under the DGCL. A person who loses his, her or its appraisal rights will be entitled to receive the Offer Price. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal, Pardes believes that if a person considers exercising such rights, that person should seek the advice of legal counsel.

Stockholders and beneficial owners wishing to exercise the right to seek an appraisal of their shares of Common Stock must satisfy ALL of the following conditions:

•

within the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9 (which date of mailing is on or about July 28, 2023), deliver to Pardes a written demand for appraisal of Shares held, which demand must reasonably inform Pardes of the identity of the stockholder or beneficial owner and that such stockholder or beneficial owner is demanding appraisal;

•

not tender such stockholder’s or beneficial owner’s Shares in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the time Parent accepts properly tendered Shares for purchase);

•	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL.

Any person who has complied with the applicable requirements of Section 262 and is otherwise entitled to appraisal rights or the Surviving Corporation may file a petition in the Delaware Court of Chancery demanding a determination of the value of the Shares held by all such persons within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any petition and has no intention of doing so.

In addition, after an appraisal petition has been filed, the Delaware Court of Chancery, at a hearing to determine persons entitled to appraisal rights, will dismiss appraisal proceedings as to all persons who asserted appraisal rights unless one of the ownership thresholds is met.

Filing Written Demand

Any Pardes stockholder or beneficial owner wishing to exercise appraisal rights must deliver to Pardes, within the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9 (which date of mailing is on or about July 28, 2023), a written demand for the appraisal of such person’s Shares. A person exercising appraisal rights must hold the Shares for which they will seek appraisal upon the making of the demand for appraisal and must continue to hold the Shares through the Effective Time. A stockholder’s or beneficial owner’s failure to make the written demand within the requisite time period described above will constitute a waiver of appraisal rights.

Record Holders

A holder of record of shares of Common Stock is entitled to demand appraisal rights for the Shares registered in that holder’s name. A demand for appraisal in respect of shares of Common Stock by a holder of record must reasonably inform Pardes of the identity of the holder and state that the stockholder intends thereby to demand appraisal of the holder’s Shares in connection with the Merger.

Beneficial Owners

A beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s Shares in accordance with the procedures of subsection (d)(1) of Section 262 summarized above, provided that (i) such beneficial owner continuously owns such Shares through the Effective Time and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of Section 262, and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the Verified List (as defined below).

All written demands for appraisal pursuant to Section 262 should be mailed or delivered to:

Pardes Biosciences, Inc.

2173 Salk Avenue, Suite 250

PMB #052

Carlsbad, California 92008

(415) 649-8758

Attn: Thomas G. Wiggans; Elizabeth H. Lacy

Any person entitled to appraisal rights who has delivered a written demand to Pardes and who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Offer Price by delivering to Pardes a written withdrawal of the demand for appraisal at any time within 60 days after the effective date of the Merger. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any person without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, however, that this shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the Offer Price within 60 days after the effective date of the Merger. If an appraisal proceeding is commenced, except with respect to any person who withdraws such person’s demand in accordance with the proviso in the immediately preceding sentence, if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding with respect to a Pardes stockholder or beneficial owner, such stockholder or beneficial owner will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the Offer Price.

Notice by the Surviving Corporation

If the Merger is completed, within ten days after the Effective Time, the Surviving Corporation will notify each Pardes stockholder who has properly made a written demand for appraisal pursuant to Section 262 and who has not tendered their Shares, and any beneficial owner who has demanded appraisal in accordance with Section 262, that the Merger has become effective and the effective date of the Merger.

Filing a Petition for Appraisal

Within 120 days after the effective date of the Merger, but not thereafter, the Surviving Corporation or any person who has complied with Section 262 and who is otherwise entitled to seek appraisal under Section 262 (including for this purpose any beneficial owner of the relevant Shares) may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the Surviving Corporation in the case of a petition filed by a Pardes stockholder or beneficial owner, demanding a determination of the value of the Shares held by all such persons entitled to appraisal. The Surviving Corporation is under no obligation, and has no present intention, to file a petition, and no person should assume that the Surviving Corporation will file a petition or initiate any negotiations with respect to the “fair value” of the shares of Common Stock. Accordingly, any Pardes stockholders or beneficial owners who desire to have their Shares appraised should initiate all necessary action to perfect their appraisal rights in respect of their shares of Common Stock within the time and in the manner prescribed in Section 262. The failure of a record holder or beneficial owner of Common Stock to file such a petition within the period specified in Section 262 could nullify such person’s previous written demand for appraisal.

Within 120 days after the effective date of the Merger, any person who has complied with the requirements of Section 262 and who is entitled to appraisal rights thereunder will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which Pardes has received demands for appraisal, and the aggregate number of stockholders or beneficial owners holding or owning such Shares (provided that, where a beneficial owner makes a demand on his, her or its own behalf, the record holder of such Shares shall not be considered a separate stockholder holding such Shares for purposes of such aggregate number). The Surviving Corporation must send this statement to the requesting Pardes stockholder or beneficial owner within ten days after receipt by the Surviving Corporation of the written request for such a statement or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.

If a petition for an appraisal is duly filed by any person other than the Surviving Corporation and a copy thereof is served upon the Surviving Corporation, the Surviving Corporation will then be obligated within 20 days after such service to file with the Delaware Register in Chancery in which the petition was filed a duly verified list (the “Verified List”) containing the names and addresses of all persons who have demanded appraisal for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the persons shown on the Verified List at the addresses stated therein. The form of the notice by mail and by publication shall be approved by the Delaware Court of Chancery, and the costs thereof shall be borne by the Surviving Corporation.

After notice to the persons shown on the Verified List as required by the court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those persons who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require persons who have demanded an appraisal for their Shares and who hold stock represented by certificates (if any) to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings and, if any person fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to such person. In addition, assuming the Common Stock remained listed on a national securities exchange immediately prior to the Effective Time of the Merger, the Delaware Court of Chancery will dismiss appraisal proceedings as to all persons who have asserted appraisal rights if neither of the ownership thresholds is met.

Determination of “Fair Value”

After determining persons entitled to appraisal and that at least one of the ownership thresholds described above has been satisfied, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the “fair value” of the shares of Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the “fair value.” In determining “fair value,” the Delaware Court of Chancery will take into account all relevant factors. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will compound quarterly and accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date the judgment is paid. However, at any time before the Delaware Court of Chancery enters judgment in the appraisal proceedings, the Surviving Corporation may pay to each person entitled to appraisal an amount in cash, in which case such interest will accrue after the time of such payment only on the sum of (i) the difference, if any, between the amount so paid by the Surviving Corporation and the “fair value” of the Shares as determined by the Delaware Court of Chancery, and (ii) interest accrued prior to the time of such voluntary payment, unless paid at that time.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining “fair value” in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of “fair value,” the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the Merger that throw any light on future prospects of the merged corporation. Section 262 provides that “fair value” is to be “exclusive of any element of value arising from the accomplishment or expectation of the Merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the Merger and not the product of speculation, may be considered.”

Persons considering seeking appraisal should be aware that the “fair value” of their Shares as so determined by the Delaware Court of Chancery could be more than, the same as or less than the Offer Price they would receive pursuant to the Merger if they did not seek appraisal of their Shares and that an opinion of an investment banking firm as to the fairness from a financial point of view of the Offer Price is not an opinion as to, and may not in any manner address, “fair value” under Section 262. Although Pardes believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of “fair value” as determined by the Delaware Court of Chancery, and persons seeking appraisal should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Pardes nor Parent anticipates offering more than the Offer Price to any person exercising appraisal rights, and each of Pardes and Parent reserves the rights to make a voluntary cash payment pursuant to subsection (h) of Section 262 and to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of Common Stock is less than the Offer Price. If a demand for appraisal is duly withdrawn, if a petition for appraisal is not timely filed, if neither of the ownership thresholds described above has been satisfied (assuming the Common Stock remained listed on a national securities exchange immediately prior to the Effective Time of the Merger), or other requirements imposed by Section 262 to perfect and seek appraisal are not satisfied, then the right to an appraisal will cease.

Upon application by the Surviving Corporation or by any person entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the Verified List may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under Section 262.

The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the persons entitled thereto. Payment will be made to each such person upon such terms and conditions as the Delaware Court of Chancery may order. The Delaware Court of Chancery’s decree may be enforced as other decrees in the Delaware Court of Chancery may be enforced.

The costs of the appraisal proceedings (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and charged upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a person whose name appears on the Verified List who participated in the proceeding and incurred expenses in connection therewith, the Delaware Court of Chancery may also order that all or a portion of such expenses, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all the Shares entitled to appraisal not dismissed pursuant to subsection (k) of Section 262 or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of Section 262. In the absence of such determination or assessment, each party bears its own expenses.

If any person who demands appraisal of his, her or its shares of Common Stock under Section 262 fails to perfect, or effectively loses or withdraws, such person’s right to appraisal, the person’s shares of Common Stock will be deemed to have been converted at the Effective Time into the right to receive the Offer Price, without interest. A person will fail to perfect, or effectively lose, such person’s right to appraisal if no petition for appraisal is filed within 120 days after the effective date of the Merger, if neither of the ownership thresholds described above has been satisfied (assuming the Common Stock remained listed on a national securities exchange immediately prior to the Effective Time of the Merger) or if the person delivers to the Surviving Corporation a written withdrawal of the person’s demand for appraisal in accordance with Section 262.

From and after the Effective Time, no person who has demanded appraisal rights with respect to some or all of such person’s Shares in compliance with Section 262 will be entitled to tender such Shares of Common Stock or to receive payment of dividends or other distributions on such Shares, except dividends or other distributions payable to stockholders as of a record date which is prior to the Effective Time. If a person delivers to the Surviving Corporation a written withdrawal of the demand for an appraisal in respect of some or all of such person’s Shares within 60 days after the effective date of the Merger, then the right of such person to an appraisal of the Shares subject to the withdrawal will cease. Once a petition for appraisal is filed with the Delaware Court of Chancery, however, the appraisal proceeding may not be dismissed as to any person without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the court deems just, including without limitation a reservation of jurisdiction for any application to the Delaware Court of Chancery made under subsection (j) of Section 262; provided, however, that the foregoing shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the effective date of the Merger.

Failure to comply with all of the procedures set forth in Section 262 may result in the loss of a record holder’s or beneficial owner’s statutory appraisal rights. In that event, you will be entitled to receive the Offer Price for your dissenting Shares in accordance with the Merger, without interest, less any applicable withholding taxes. Consequently, any stockholder or beneficial owner wishing to exercise appraisal rights is encouraged to consult legal counsel before attempting to exercise those rights.

STOCKHOLDERS OR BENEFICIAL OWNERS WHO SELL SHARES IN THE OFFER AND DO NOT WITHDRAW THEIR TENDER SHARES PRIOR TO THE ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Anti-Takeover Statute

As a Delaware corporation, Pardes is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (in general, a person who individually or with or through any of its affiliates or associates, owns 15% or more of a corporation’s outstanding voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of a corporation’s outstanding voting stock at any time within the three-year period immediately prior to the date of the determination as to whether such person is an interested stockholder) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (A) persons who are directors and also officers and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time that such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, a person is generally deemed to own stock where such person individually, or with or through any of its affiliates or associates, beneficially owns such stock, directly or indirectly, has the right to acquire such stock or to vote such stock pursuant to any agreement or understanding (subject to limited exceptions) or has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (subject to limited exceptions) or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock. In addition, the restrictions on business combinations contained in Section 203 do not apply, among other possibilities, (i) to corporations that do not have a class of voting stock listed on a national securities exchange or held of record by more than 2,000 stockholders (unless the corporation’s certificate of incorporation expressly provides otherwise) or (ii) to interested stockholders who became interested stockholders at a time when the restrictions on business combinations did not apply because of the foregoing clause (i). Each of Purchaser, Parent and the other Guarantors are affiliates of FS Development Holdings II, LLC, which was the sponsor of our predecessor public company and, accordingly, first acquired in excess of 15% of the outstanding voting shares of Pardes (then known as FS Development Corp. II) at a time when such shares were not listed on a national securities exchange and our certificate of incorporation did not opt into Section 203.

The Pardes Board has approved the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and the other transactions contemplated thereby, including the Merger, for purposes of Section 203 and any other “anti-takeover,” “moratorium,” “business combination,” “fair price,” or other form of anti-takeover laws, rules or regulations of any jurisdictions, and Pardes believes that such acts and transactions are not subject to the restrictions of Section 203. Pardes is not aware of any other anti-takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any anti-takeover laws or regulations other than as described above. If any “anti-takeover,” “moratorium,” “business combination,” “fair price,” or other anti-takeover law becomes or is deemed to be applicable to Pardes, Parent, the Offer, the Merger, or related documents (including, without limitation, the Merger Agreement) and the other transactions contemplated thereby, then Pardes and the Pardes Board will grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover law inapplicable. In the event it is asserted that one or more anti-takeover laws is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Parent might be required to file certain information with, or to receive approvals from, the relevant governmental authorities or holders of Shares, and Parent might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Parent may not be obligated to accept for payment or pay for any tendered Shares.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Pardes, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 and the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2023, each of which has been filed with the SEC.

Legal Proceedings

There is no pending litigation that Pardes is aware of challenging the Offer, the Merger or the other Transactions.

Regulatory Approvals

Parent and Pardes are not currently aware of any other material governmental consents, approvals or filings that are required prior to the parties’ completion of the Offer or the Merger. If the parties become aware of any notices, reports and other documents required to filed with respect to the Offer or the Merger, Parent and Pardes have agreed to use reasonable best efforts to file, as soon as practicable, such notices, reports and other documents, and to submit promptly any information reasonably requested by any governmental entity in connection therewith.

Rule 13e-3

The Offer and other transactions contemplated by the Merger Agreement constitute a “going private” transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain information concerning Pardes and certain information relating to the fairness of the Offer, the Merger and the consideration offered to Pardes’ stockholders in the Offer and the Merger be filed with the SEC and disclosed to the stockholders prior to consummation of the Offer and the Merger. Such information has been provided in this Schedule 14D-9, the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by Purchaser and Parent, and the Rule 13e-3 Transaction Statement filed by Pardes (including the exhibits thereto).

Stockholder Approval of the Merger Not Required

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for any and all shares of the stock of a public corporation (other than holders of stock for which appraisal rights have been validly perfected or stock owned by the acquiror, the target corporation or any of their respective wholly owned subsidiaries), the acquiror holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement, and the holders of stock that was the subject of the tender offer but not tendered into the tender offer is converted into the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the vote of the stockholders of the target corporation. The parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of Pardes’ stockholders, in accordance with Section 251(h) of the DGCL.

Summary Financial Information

The following tables set forth summary historical financial data for the Company as of and for the years ended December 31, 2022 and 2021 and as of and for the three months ended March 31, 2023 and 2022. The selected financial data and the Share and per Share data set forth below are extracted from, and should be read in conjunction with, the financial statements and other financial information contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, including the notes thereto, and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, including the notes thereto. The following summary is qualified in its entirety by reference to such reports. The audited financial statements of the Company as of and for the year ended December 31, 2022 and December 31, 2021 are incorporated herein by reference to Part II, Item 8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 14, 2023. The unaudited condensed financial statements of the Company as of and for the three months ended March 31, 2023 are incorporated herein by reference to Part I, Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, filed with the SEC on May 5, 2023. Copies of those reports and other documents filed by the Company may be examined at and copies may be obtained from the SEC at the SEC’s website at www.sec.gov.

Summary Condensed Balance Sheet Information

	Three Months Ended March 31,	Year Ended December 31,
	2023	2022	2021
	(Unaudited)	(Audited)
	(in thousands, except share data)
Cash and cash equivalents	$47,164	$59,284	$268,678
Total current assets	$176,145	$200,402	$275,259
Total noncurrent assets	—	—	—
Total current liabilities	$11,415	$20,425	$8,965
Total noncurrent liabilities	—	—	—
Book value per share, basic (GAAP shares outstanding)	$2.75	$3.03	$4.69
Book value per share, diluted (GAAP shares outstanding)	$2.75	$3.03	$4.69

Summary Condensed Statements of Operations and Comprehensive Loss

	Three Months Ended March 31,
	2023	2022
	(Unaudited)
	(in thousands, except share and per share data)
Research and development expenses	$12,980	$13,199
Total operating expenses	$19,809	$21,425
Net loss	$17,805	$21,440
Net loss per share, basic and diluted	$0.30	$0.38
Weighted-average number of common shares used in computing net loss per share, basic and diluted	59,766,037	57,039,069
Comprehensive loss	$17,804	$21,440

	Year Ended December 31,
	2022	2021
	(Audited)
	(in thousands, except share and per share data)
Research and development expenses	$70,350	$28,152
Total operating expenses	$99,817	$38,488
Net loss	$96,634	$38,518
Net loss per share, basic and diluted	$1.66	$10.13
Weighted-average number of common shares used in computing net loss per share, basic and diluted	58,127,385	3,800,506
Comprehensive loss	$96,658	$38,518

Forward-Looking Statements

This Schedule 14D-9 contains “forward-looking statements” relating to the acquisition of Pardes by Purchaser. Such forward-looking statements include, but are not limited to, the ability of Pardes and Purchaser to complete the Transactions, including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement, and statements about the expected timetable for completing the Transactions. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “will,” “should”, “predict”, “goal”, “strategy”, “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect,” “seek” and similar expressions and variations thereof. These words are intended to identify forward-looking statements. Pardes has based these forward-looking statements on current expectations and projections about future events and trends that it believes may affect the financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs of the Company, but there can be no guarantee that such expectations and projections will prove accurate in the future.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the unaffiliated stockholders will tender their shares in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Merger and the Offer contemplated thereby may not be satisfied or waived; the effects of disruption from the Transactions; and the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability. Moreover, Pardes operates in a very competitive and rapidly changing environment, and new risks emerge from time to time. Although Pardes believes that the expectations reflected in such forward-looking statements are reasonable, it cannot guarantee future events, results, actions, levels of activity, performance or achievements, business and market conditions, the timing and results of any developments and whether the conditions to the closing of the Transactions are satisfied on the expected timetable or at all. Additional factors that may affect the future results of the Company are set forth in the Company’s filings with the SEC, including in the Company’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. The risks described in this communication and the Company’s filings with the SEC should be carefully reviewed. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to publicly release any revisions to the forward-looking statements after the date hereof to conform these statements to actual results or revised expectations.

ITEM 9. EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 28, 2023 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Summary Advertisement as published in The New York Times on July 28, 2023 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Press Release issued by Pardes on July 17, 2023 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by Pardes with the SEC on July 17, 2023).

(a)(1)(G)	Schedule 13E-3 Transaction Statement filed by Pardes, Parent and Purchaser with the SEC on July 28, 2023 (incorporated by reference).

(a)(1)(I)	Opinion of Leerink Partners, LLC dated July 16, 2023 (included as Annex 2 to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated July 16, 2023, among Pardes, Parent and Purchaser (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Pardes with the SEC on July 17, 2023).

(e)(2)	Form of Contingent Value Rights Agreement, by and between Parent, Purchaser, the Rights Agent and the Representative (incorporated herein by reference to Exhibit C to Exhibit 2.1 to the Form 8-K filed by Pardes with the SEC on July 17, 2023).

(e)(3)	Mutual Confidentiality Agreement, dated June 13, 2023, between Pardes and Foresite Capital Management, LLC (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO).

(e)(4)	Limited Guaranty, dated July 16, 2023, by Pardes, FS Development Holdings II, LLC, Foresite Capital Fund V, L.P. and Foresite Capital Opportunity Fund V, L.P. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed by Pardes with the SEC on July 17, 2023).

(e)(5)	Registration Rights Agreement, dated December 23, 2021, by and among Pardes Biosciences, Inc. and the stockholders party thereto (incorporated by reference to Exhibit 10.1 on Form 8-A12B/A filed by Pardes with the SEC on December 23, 2021).

(e)(6)	Voting Agreement, dated December 23, 2021, by and among Pardes Biosciences, Inc. and the other parties thereto (incorporated by reference to Exhibit 10.2 on Form 8-K filed by Pardes with the SEC on December 30, 2021).

(e)(7)	2021 Stock Option and Incentive Plan (incorporated by reference to Annex E to Pardes’ Proxy Statement/Prospectus on Form 424B3 filed by Pardes with the SEC on December 1, 2021).

(e)(8)	Forms of Award Agreements under the 2021 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.5 on Form 8-K filed by Pardes with the SEC on December 30, 2021).

(e)(9)	2022 Inducement Plan (incorporated by reference to Exhibit 99.3 to the Form S-8 filed by Pardes with the SEC on March 2, 2022).

(e)(10)	Form of Award Agreements under the 2022 Inducement Plan (incorporated by reference to Exhibit 99.4 to the Form S-8 filed by Pardes with the SEC on March 2, 2022).

(e)(11)	Executive Severance Plan (incorporated by reference to Exhibit 10.13 on Form 8-K filed by Pardes with the SEC on December 30, 2021).

(e)(12)	Senior Executive Cash Incentive Bonus Plan (incorporated by reference to Exhibit 10.13 to Form S-1 filed by Pardes with the SEC on January 21, 2022).

(e)(13)	Form of Indemnification Agreement for Directors of Pardes Biosciences, Inc. (incorporated by reference to Exhibit 10.6 to the Form 8-K filed by Pardes with the SEC on December 30, 2021).

(e)(14)	Form of Indemnification Agreement for Executive Officers of Pardes Biosciences, Inc. (incorporated by reference to Exhibit 10.7 to the Form 8-K filed by Pardes with the SEC on December 30, 2021).

(e)(15)	Amended and Restated Offer Letter, dated December 23, 2020, by and between Pardes Biosciences, Inc. and Uri A. Lopatin, M.D. (incorporated by reference to Exhibit 10.9 on Form 8-K filed by Pardes with the SEC on December 30, 2021).

(e)(16)	Offer Letter, dated January 20, 2021, by and between Pardes Biosciences, Inc. and Heidi Henson (incorporated by reference to Exhibit 10.10 to Form S-1 filed by Pardes with the SEC on January 21, 2022).

(e)(17)	Retention Bonus Agreement, dated June 2, 2023, by and between Pardes Biosciences, Inc. and Heidi Henson (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Pardes with the SEC on June 5, 2023).

(e)(18)	Employment Agreement dated March 1, 2022, by and between Pardes Biosciences, Inc. and Thomas G. Wiggans (incorporated by reference to Exhibit 10.18 to Form 10-K filed by Pardes with the SEC on March 29, 2022).

(e)(19)	Letter Agreement dated July 16, 2023 with Thomas Wiggans (incorporated by reference to Exhibit 10.2 to Form 8-K filed by Pardes with the SEC on July 17, 2023).

(e)(20)	Transition and Separation Agreement and General Release of Claims dated March 25, 2022, by and between Pardes Biosciences, Inc. and Uri A. Lopatin, M.D. (incorporated by reference to Exhibit 10.21 to Form 10-K filed by Pardes with the SEC on March 29, 2022).

(e)(21)	Consulting Agreement dated March 25, 2022, by and between Pardes Biosciences, Inc. and Uri A. Lopatin, M.D. (incorporated by reference to Exhibit 10.22 to Form 10-K filed by Pardes with the SEC on March 29, 2022).

(e)(22)	Separation Agreement and General Release of Claims, dated May 15, 2023, by and between Pardes Biosciences, Inc. and Brian P. Kearney, PharmD. (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Pardes with the SEC on May 18, 2023).

(e)(23)	Consulting Agreement, executed May 15, 2023, by and between Pardes Biosciences, Inc. and Brian P. Kearney, PharmD. (incorporated by reference to Exhibit 10.2 to Form 8-K filed by Pardes with the SEC on May 18, 2023).

(e)(24)	Lockup Agreement, dated December 23, 2021, by and among Pardes and the other parties thereto (incorporated by reference to Exhibit 10.3 to Form 8-K filed by Pardes with the SEC on December 30, 2021).

(e)(25)	Letter Agreement dated as of February 16, 2021, by and among FS Development Corp. II, FS Development Corp. II’s officers and directors, and FS Development Holdings II, LLC (incorporated by reference to Exhibit 10.4 to Form 8-K filed by Pardes with the SEC on February 19, 2021).

(e)(26)	FS Development Corp. II Support Agreement, dated as of June 29, 2021, by and among FS Development Corp. II, Pardes Biosciences, Inc., FS Development Holdings II, LLC and certain supporting stockholders of FS Development Corp. II (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Pardes with the SEC on June 29, 2021).

(g)	Not applicable.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIGNATURES

Date: July 28, 2023

Pardes Biosciences, Inc.

By:	/s/ Thomas G. Wiggans
Thomas G. Wiggans
Chief Executive Officer and Chair of the Board of Directors

ANNEX 1: BUSINESS AND BACKGROUND OF THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS

Directors

Mark Auerbach has served as a member of the Pardes Board since January 2021 and was Chair of the Pardes Board from January 2021 until March 2022. From November 2010 until April 2020, Mr. Auerbach was a member of the board of directors and chair of the audit committee of Assembly Biosciences, Inc. (Nasdaq: ASMB). From April 2013 until June 2016, Mr. Auerbach was the chairman of the audit committee of RCS Capital Corporation (NYSE: RCAP), a publicly traded financial services company, where he also served as non-executive chairman of the board from December 2014 until June 2016. Mr. Auerbach previously served as lead independent director and chairman of the audit committee of Optimer Pharmaceuticals, Inc. from 2005 until its acquisition by Cubist Pharmaceuticals, Inc. in October 2013. Over the last 20 years, Mr. Auerbach also has served as a director for several other companies, including Par Pharmaceutical Companies, Inc., a manufacturer and marketer of generic pharmaceuticals and the parent of Par Pharmaceutical, Inc., for which he served as non-executive chair and chair of the audit committee. From 1993 to 2005, Mr. Auerbach served as chief financial officer of Central Lewmar LLC, a national fine paper distributor. Mr. Auerbach holds a B.S. in Accounting from Rider University.

Laurie Smaldone Alsup, M.D. has served as a member of the Pardes Board since September 2022 and as lead independent director since December 2022. Dr. Smaldone Alsup has served as the Chief Medical Officer and Chief Scientific Officer of NDA Group AB, a regulatory and drug product development consulting company, since March 2019 and served as Chief Operating Officer and Chief Scientific Officer from March 2016 to March 2019. Prior to joining NDA Group AB, she served as the President and Chief Scientific Officer of PharmApprove LLC, a regulatory communications consulting company and division of Taft Communications, from August 2011 until its acquisition by NDA Group AB in March 2016. From 2008 to 2011, Dr. Smaldone Alsup served as the President and Chief Executive Officer of Phytomedics, Inc., a biopharmaceutical company. Prior to Phytomedics, Dr. Smaldone Alsup served in clinical and regulatory roles of increasing responsibility and scope at Bristol Myers Squibb Company, including as Vice President, Corporate Strategy and Business Risk Management, Senior Vice President of Global Regulatory Science, and Vice President, Infectious Disease Clinical Research. Dr. Smaldone Alsup has served on the boards of directors of Blackberry, Ltd. (NYSE: BB) since June 2015, Arvinas, Inc. (Nasdaq: ARVN) since November 2019, Theravance Biopharma, Inc. (Nasdaq: TBPH) since February 2018 and Kinnate Biopharma, Inc. (Nasdaq: KNTE) since August 2020. Dr. Smaldone Alsup holds a B.A. in Biology from Fordham College and an M.D. from Yale School of Medicine.

Deborah M. Autor has served as a member of the Pardes Board since July 2021. Ms. Autor is Chief Executive Officer of Autor Strategies LLC, a strategic health care consulting firm, and currently serves on the board of directors of Amneal Pharmaceuticals, Inc. (NYSE: AMRX), a position she has held since July 2022. From September 2019 to December 2021, Ms. Autor served as Vice President, Global Head of Regulatory Excellence at AstraZeneca Pharmaceuticals LP, where she led regulatory operations, policy and intelligence for AstraZeneca submissions globally. Prior to joining AstraZeneca, Ms. Autor was employed by Mylan NV from June 2013 to August 2019, where she served in positions of increasing responsibility and scope, culminating with Head of Strategic Global Quality and Regulatory Policy. Prior to joining Mylan, from September 2001 to May 2013, Ms. Autor was employed by the U.S. Food & Drug Administration in positions of increasing responsibility and scope, culminating with Deputy Commissioner, Global Regulatory Operations & Policy. Since May 2018, Ms. Autor has served as a director on the board of the FDA Alumni Association, where she also served as chair of the board of directors since May 2019. Ms. Autor received a B.A. in Psychology from Columbia University, Barnard College and a J.D., Magna Cum Laude, from Boston University School of Law.

Laura J. Hamill has served as a member of the Pardes Board since July 2021. Since July 2019, Ms. Hamill has served as the founder and a consultant at Hamill Advisory Group, LLC. From August 2018 through July 2019, Ms. Hamill served as Executive Vice President, Worldwide Commercial Operations at Gilead Sciences, Inc., a biotechnology company, where she was responsible for leading the company’s Commercial Operations. Prior to

1-1

joining Gilead, Ms. Hamill held a number of U.S. and international executive positions of increasing responsibility at Amgen Inc., a biopharmaceutical company, from July 2000 to July 2018, culminating with serving as Senior Vice President, U.S. Commercial Operations from January 2016 to July 2018. In addition, Ms. Hamill previously held a variety of other roles in the biopharmaceutical industry, including positions at F. Hoffmann-La Roche AG, a biopharmaceutical company. Ms. Hamill has served on the boards of directors of Y-mAbs Therapeutics, Inc. (Nasdaq: YMAB) since May 2020, BB Biotech AG (SWX: BION) since March 2022 and Scilex Holding Company (Nasdaq: SCLX) since November 2022. She previously served on the boards of directors at Acceleron Pharma Inc. (Nasdaq: XLRN) from September 2020 until it was acquired by Merck & Co., Inc. in December 2021 and AnaptysBio, Inc. (Nasdaq: ANAB) from September 2019 until April 2023. Ms. Hamill holds a bachelor’s degree in Business Administration from the University of Arizona.

J. Jay Lobell has served as a member of the Pardes Board since January 2021. Mr. Lobell is the Founder and has served as Chief Executive Officer of JSB Capital Group LLC, a commercial real estate private equity firm, since October 2021. He was previously the co-founder of GMF Real Estate LLC, a commercial real estate and healthcare private equity firm, where he served as President from September 2015 until October 2021. Mr. Lobell was also a co-founder of Beech Street Capital, LLC, a real estate lending company, serving as its Vice Chairman from December 2009 until its sale to Capital One Financial Corporation in November 2013. From September 2008 to August 2015, Mr. Lobell served as President of Meridian Capital Group, LLC, a national mortgage intermediary. Prior to joining Meridian, Mr. Lobell served as President and COO of Paramount Biosciences, LLC, a private biotechnology development and investment firm from January 2005 to August 2008. From 1996 to 2005, Mr. Lobell was a partner at Covington & Burling LLP, a national law firm, where he advised companies and individuals in a variety of regulatory, transactional and litigation matters. Mr. Lobell also serves as a director of Fortress Biotech, Inc. (Nasdaq: FBIO), a biopharmaceutical company, a position he has held since June 2006, and as a board member of SavaSeniorCare, LLC, a private healthcare operating company. Mr. Lobell received his B.A., summa cum laude and Phi Beta Kappa, from the City University of New York, and received his J.D. from Yale Law School, where he was Senior Editor of the Yale Law Journal.

Uri A. Lopatin, M.D. served as Pardes’ Chief Executive Officer since founding Pardes Biosciences in February 2020 until March 1, 2022, and has been a member of the Pardes Board since February 2020. Dr. Lopatin is a serial biotech entrepreneur. He co-founded Assembly Pharmaceuticals, Inc., serving as the Chief Medical Officer and Vice President of Research and Development from October 2012 until the merger of the company with Ventrus Biosciences, Inc. in July 2014, after which he served as Chief Medical Officer and Vice President of Research and Development of Assembly Biosciences, Inc. (Nasdaq: ASMB) until May 2019. Dr. Lopatin was also a Visiting Partner at Y Combinator from June 2019 to November 2020. Prior to Assembly Biosciences, Dr. Lopatin held clinical and translational development roles at Schering Plough Corporation, F. Hoffmann-La Roche AG, and Gilead Science, Inc. Dr. Lopatin has published extensively, especially on hepatitis B and immunology and is a co-author of multiple patents in the field of treatment and diagnosis for viral hepatitis. Dr. Lopatin received his Infectious Disease Board certification following fellowship at the National Institute of Health, and internal medicine board certification following residency at New York University and internship at the University of Washington. Dr. Lopatin received a B.S. in Biology, cum laude with distinction, from Cornell University and received an M.D. from the University of Medicine and Dentistry-New Jersey Medical School, where he was awarded the Stanley S. Bergen medal of excellence.

John C. Pottage, Jr., M.D. has served as a member of the Pardes Board since September 2022. Dr. Pottage previously served as Senior Vice President and Chief Scientific and Medical Officer of ViiV Healthcare from November 2009 until his retirement in October 2019. From September 2008 to November 2009, Dr. Pottage served as Senior Vice President, Head of Infectious Disease Medicine Development Center at GlaxoSmithKline plc, where he previously served as Vice President, Global Clinical Development of Antivirals from June 2007 to September 2008. Prior to joining GlaxoSmithKline, Dr. Pottage served as Chief Medical Officer and Senior Vice President of Drug Development of Achillion Pharmaceuticals from May 2002 to May 2007. From July 1998 to May 2002, Dr. Pottage served as Medical Director of Vertex Pharmaceuticals. Dr. Pottage has served on the board of directors of Spero Therapeutics, Inc. (Nasdaq: SPRO) since September 2018 and as a member of the

1-2

board of directors of Global Virus Network since April 2022. From September 2020 to present, Dr. Pottage served as an advisory board member to Global Accelerator for Paediatric Formulations (GAP-f), a WHO Network. From June 2020 to September 2022, Dr. Pottage served as Chief Medical Advisor at Clear Creek Bio, Inc., and from 2019 to present served as an independent scientific advisory board member for EPIICAL-HIV Clinical and Experimental Platform. Prior to joining the pharmaceutical industry, Dr. Pottage was a member of the faculty and clinical staff at Rush Medical College and Rush University, Chicago, Illinois, from 1984 to 1998 in the Department of Internal Medicine and the Section of Infectious Disease. He is board certified in both Internal Medicine and Infectious Disease by the American Board of Internal Medicine. Dr. Pottage holds an A.B., in Biology from Colgate University and an M.D. from Saint Louis University School of Medicine.

James B. Tananbaum, M.D. has served as a member of the Pardes Board since January 2021. From August 2020 until the closing of the Business Combination on December 2021, he also served as the President, Chief Executive Officer and a director of FS Development Corporation II (n/k/a Pardes). Dr. Tananbaum is the Chief Executive Officer of Foresite Capital, a U.S.-focused healthcare investment firm, which he founded in 2011. Dr. Tananbaum serves on a number of private and public boards including Alumis, Inc., Element Biosciences, Inc., Eikon Therapeutics, Inc., and, since March 2018, Kinnate Biopharma (Nasdaq: KNTE). Dr. Tananbaum previously served on the boards of directors of Quantum-SI, Inc. (Nasdaq: QSI) from June 2021 until May 2022 and Gemini Therapeutics, Inc. (Nasdaq: GMTX) from February 2021 until it was acquired by Disc Medicines, Inc. in December 2022. Prior to founding Foresite Capital, Dr. Tananbaum served as Co-Founder and Managing Director of Prospect Venture Partners L.P. II and III, healthcare venture partnerships, from 2000 to 2010. Dr. Tananbaum was also the Founder of GelTex, Inc. in 1991, an intestinal medicine pharmaceutical company acquired by Sanofi-Genzyme. Dr. Tananbaum co-founded Theravance, Inc. in 1997, which subsequently changed its name to Innoviva, Inc. (NASDAQ: INVA) and with its spin-off Theravance BioPharma, Inc. (NASDAQ: TBPH). Dr. Tananbaum received a B.S. and a B.S.E.E. from Yale University, and an M.D. and an M.B.A. from Harvard University.

Michael D. Varney, Ph.D. has served as a member of Pardes’ scientific advisory board since August 2020 and a member of the Pardes Board since January 2021. From 2005 until his retirement in July 2020, Dr. Varney served in roles of increasing responsibility and scope at Genentech, Inc., a biotechnology company, most recently as Executive Vice President and Head of Research and Early Development from January 2015 to July 2020, and as a member of the Corporate Executive Committee of F. Hoffmann-La Roche AG, Genentech’s parent company, from January 2015 to July 2020. Prior to Genentech, from 1987 to 2005, Dr. Varney served as Head of Research at Agouron Pharmaceuticals, Inc., a biotechnology company later acquired by Pfizer, Inc. Dr. Varney served on the board of directors of Foundation Medicine, Inc. (acquired by Roche Holdings AG) from 2015 until March 2018. Dr. Varney has served on the board of directors of Erasca, Inc. (Nasdaq: ERAS), a clinical-stage, precision oncology company, since December 2020. Dr. Varney holds a B.S. in Chemistry from the University of California, Los Angeles, a Ph.D. in Synthetic Organic Chemistry from the California Institute of Technology, and was an American Cancer Society postdoctoral fellow at Columbia University.

Thomas G. Wiggans has served as Pardes’ Chief Executive Officer and Chair of the Pardes Board since March 2022. Mr. Wiggans founded Dermira, Inc. in August 2010, and served as its Chief Executive Officer and a member of its board of directors from August 2010 and as the chairman of its board of directors from April 2014 until Dermira’s acquisition by Eli Lilly and Company in 2020. He currently serves on the boards of directors of Annexon, Inc. (Nasdaq: ANNX), a position he has held since February 2017, and Cymabay Therapeutics Inc. (Nasdaq: CBAY), a position he has held since April 2021. Mr. Wiggans has served on the boards of various industry organizations, educational institutions and private and public companies, including service on the boards of directors of Onyx Pharmaceuticals Inc. from March 2005 until its acquisition by Amgen Inc. in October 2013, Sangamo Biosciences, Inc. from June 2008 until June 2012, Somaxon Pharmaceuticals, Inc. from June 2008 until May 2012, Forma Therapeutics Holdings, Inc. from September 2020 until its acquisition by Novo Nordisk A/S in October 2022, and as chairman of the board of directors of Excaliard Pharmaceuticals, Inc. from October 2010 until its acquisition by Pfizer Inc. in December 2011. Mr. Wiggans was instrumental in the formation of the Biotechnology Industry Organization and served as a member of its board of directors for many years. He is also

1-3

a member of the Board of Trustees of the University of Kansas Endowment Association. From October 2007, Mr. Wiggans served as chairman of the board of directors of Peplin and in August 2008, he became its Chief Executive Officer, serving in these positions until Peplin’s acquisition by LEO Pharma Inc. in November 2009. Previously, Mr. Wiggans served as chief executive officer of Connetics USA from 1994, and as chairman of the board of directors of Connetics from January 2006 until December 2006 when Connetics was acquired by Stiefel Laboratories, Inc. From 1992 to 1994, Mr. Wiggans served as President and Chief Operating Officer of CytoTherapeutics Inc., a biotechnology company. From 1980 to 1992, Mr. Wiggans served at Ares-Serono S.A. in various management positions including as President of its U.S. pharmaceutical operations and Managing Director of its U.K. pharmaceutical operations. Mr. Wiggans began his career with Eli Lilly and Company. Mr. Wiggans holds a B.S. in Pharmacy from the University of Kansas and an M.B.A. from Southern Methodist University.

Executive Officers

Heidi Henson has served as Pardes’ Chief Financial Officer since January 2021 and was an advisor to the Company from April 2020 until January 2021. She has over 25 years of financial operations experience with both public and private companies. Prior to joining Pardes, Ms. Henson was Chief Financial Officer of Imbria Pharmaceuticals, Inc. from April 2019 to July 2020 and Chief Financial Officer of Respivant Sciences from November 2018 to April 2019. From August 2014 to July 2018, Ms. Henson served as Chief Financial Officer and Secretary of Kura Oncology (Nasdaq: KURA). Ms. Henson also served as Chief Financial Officer of Wellspring Biosciences, Inc., a privately-held biopharmaceutical company, and its parent company Araxes Pharma LLC, from July 2012 to July 2018, and served as Secretary of both Wellspring and Araxes from July 2012 to January 2015. From 2007 to March 2012, Ms. Henson served as Vice President, Finance at Intellikine, Inc., a privately-held biopharmaceutical company, until its acquisition by Takeda Pharmaceutical Company Limited. Ms. Henson previously served as an independent financial consultant for several years assisting with various start-up activities for early-stage companies, SEC reporting and Sarbanes-Oxley implementation and compliance. Ms. Henson serves on the board of directors for PepGen, Inc. (Nasdaq: PEPG), a position she has held since June 2021, Lisata Therapeutics, Inc. (Nasdaq: LSTA), a position she has held since September 2022 and Perspective Therapeutics, Inc. (NYSE: CATX), a position she has held since June 2023. Ms. Henson began her career in auditing at PricewaterhouseCoopers LLP, a public accounting firm, where she served both public and private companies. She received a B.A. of Accountancy from the University of San Diego and is a Certified Public Accountant (inactive) in the state of California. Ms. Henson is a British citizen.

Elizabeth H. Lacy has served as Pardes’ General Counsel and Corporate Secretary since January 2021 and was an advisor to the Company from September 2020 until January 2021. Prior to joining the Company, from December 2015 through July 2020, Ms. Lacy served in a variety of positions with Assembly Biosciences, Inc. (Nasdaq: ASMB), a publicly traded biopharmaceutical company, culminating in her role as General Counsel, Senior Vice President of Legal Operations and Corporate Secretary from July 2019 to July 2020. In such roles, she advised on corporate governance, SEC reporting matters, public equity offerings, human resource matters, compliance, contracts and other operational matters as Assembly moved from a pre-clinical to clinical-stage company. Prior to joining Assembly, Ms. Lacy worked for over 20 years in private practice with Barnes & Thornburg LLP, Kirkland & Ellis LLP and Jones Day, where she worked in a variety of legal areas, including venture capital, private equity, asset-based lending, general corporate counseling and board governance. She earned an A.B. in Public Policy from Duke University and J.D., summa cum laude, from Case Western Reserve University.

1-4

ANNEX 2: OPINION OF FINANCIAL ADVISOR

July 16, 2023

The Special Committee and the Board of Directors

Pardes Biosciences, Inc.

2173 Salk Avenue, Suite 250

PMB#052

Carlsbad, CA 92008

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders (other than the holders of Excluded Shares, as defined below) of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of Pardes Biosciences, Inc., a Delaware corporation (the “Company”), of the Cash Amount (as defined below) proposed to be paid to such holders pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”) to be entered into by and among MediPacific, Inc., a Delaware corporation (“Parent”), MediPacific Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Merger Agreement provides for a transaction (the “Transaction”) pursuant to which (i) Merger Sub will commence a tender offer (the “Offer”) to acquire all of the outstanding Shares for a price per Share of (a) (x) $2.02 per Share in cash (the “Base Price Per Share”), payable subject to any applicable tax withholding and without interest and (y) an additional amount of cash of up to $0.17 per Share (the “Additional Price per Share”, and together with the Base Price Per Share, the “Cash Amount”), plus (b) one contingent value right per Share (each, a “CVR”) issuable subject to any applicable tax withholding and without interest, which shall represent the right to receive contingent payments, in cash, subject to any applicable tax withholding and without interest, upon the achievement of the milestones set forth in, and subject to and in accordance with the terms and conditions of, the Contingent Value Rights Agreement to be entered into by the Company and a rights agent (the “CVR Agreement”) (the “CVR Amount”; the Cash Amount plus the CVR Amount, collectively being the “Offer Price”); and (ii) as soon as practicable following the consummation of the Offer, Merger Sub shall, in accordance with Section 25l(h) of the Delaware General Corporation Law (the “DGCL”), be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation, and each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (A) (i) Shares owned by the Company immediately prior to the Effective Time, (ii) Shares owned by Parent, Merger Sub or any other subsidiary of Parent at the commencement of the Offer which are owned by Parent, Merger Sub or any other subsidiary of Parent immediately prior to the Effective Time and (iii) Shares irrevocably accepted for purchase in the Offer, each of which shall automatically be canceled and shall cease to exist and (B) Shares that are outstanding immediately prior to the Effective Time and that are held by any person who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (the Shares referred to in clauses (A) and (B), the “Excluded Shares”)) shall be converted into the right to receive the Offer Price, without interest. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and the CVR Agreement.

We have been engaged by the Company to act as its exclusive financial advisor in connection with the Transaction and we will receive a fee from the Company for providing such services, a portion of which is payable upon delivery of this opinion and the remaining (and principal) portion of which is contingent upon

2-1

The Special Committee and the Board of Directors

Pardes Biosciences, Inc.

July 16, 2023

consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

Leerink Partners LLC is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. As you are aware, we have in the past provided certain investment banking services to the Company, Parent, and their affiliates unrelated to the Transaction, for which we have received compensation. In the past two years, we served as sales agent under the Company’s at -the-market sales agreement. In the ordinary course of business, we may, in the future, provide investment banking services to the Company, Parent, or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of our trading and brokerage activities, we have in the past and may in the future hold positions, for our own account or the accounts of our customers, in equity, debt or other securities of the Company, Parent, or their respective affiliates.

Consistent with applicable legal and regulatory requirements, we have adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to the Company, Parent, and the Transaction and other participants in the Transaction that differ from the views of our investment banking personnel.

In connection with this opinion, we have reviewed, among other things: (i) the proposed execution version of the Merger Agreement, as provided to us by the Company on July 16, 2023; (ii) the proposed final version of the CVR Agreement, as provided to us by the Company on July 16, 2023; (iii) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as filed by the Company with the Securities and Exchange Commission (the “SEC”); (iv) the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed by the Company with the SEC; (v) certain Current Reports on Form 8-K, as filed by the Company with, or furnished by the Company to, the SEC; and (vi) certain internal information, primarily consisting of a dissolution analysis of the Company, as furnished to us by the management of the Company and approved by management for our use (collectively, the “Internal Data”). We have also conducted discussions with members of the senior management and representatives of the Company regarding such Internal Data. The Company has advised us that it does not have a standalone business plan and its plan in the absence of a sale or merger of the Company is to pursue a dissolution of the Company. In addition, we considered the results of our efforts on behalf of the Company to solicit, at the direction of the Company, indications of interest from third parties with respect to a possible acquisition of or business combination with the Company. We also conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Furthermore, at your direction we have ascribed no value to the CVR Amount payable pursuant to the CVR Agreement.

2-2

The Special Committee and the Board of Directors

Pardes Biosciences, Inc.

July 16, 2023

We have assumed, at your direction, that the final executed Merger Agreement and CVR Agreement will not differ in any respect material to our analysis or this opinion from the last versions of the Merger Agreement and CVR Agreement reviewed by us. We have also assumed, at your direction, that the representations and warranties made by the Company and Parent and Merger Sub in the Merger Agreement are and will continue to be true and correct in all respects material to our analysis. Furthermore, we have assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or its ability to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency, or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of Shares (other than Excluded Shares) of the Cash Amount proposed to be paid to such holders pursuant to the terms of the Merger Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement, the CVR Agreement, or the Transaction, including, without limitation, the structure or form of the Transaction, the form or any other terms of the CVR, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any other party, or class of such persons in connection with the Transaction, whether relative to the Cash Amount proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the terms of the Merger Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Special Committee and Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. This opinion has been authorized by the Leerink Partners LLC Fairness Opinion Review Committee.

2-3

The Special Committee and the Board of Directors

Pardes Biosciences, Inc.

July 16, 2023

Based upon and subject to the foregoing, including the various assumptions, qualifications and limitations set forth herein, it is our opinion that, as of the date hereof, the Cash Amount proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the terms of the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ LEERINK PARTNERS LLC

2-4